================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                                      under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                 ---------------

                       MFS GOVERNMENT MARKETS INCOME TRUST
                            (Name of Subject Company)
                                 ---------------

                       MFS GOVERNMENT MARKETS INCOME TRUST
                        (Name of Person Filing Statement)


             COMMON SHARES OF BENEFICIAL INTEREST, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    552939100
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                 Susan S. Newton
                    Massachusetts Financial Services Company
                               500 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 954-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications On Behalf of the Person Filing Statement)


                                 WITH A COPY TO:

                            Gregory D. Sheehan, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000
                                 ---------------

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

===============================================================================

Item 1. Subject Company Information.

         The name of the subject company is MFS Government Markets Income Trust, a Massachusetts business trust (the "Fund"). The address of its principal executive offices is 500 Boylston Street, Boston, Massachusetts 02116. The telephone number at its principal executive offices is (617) 954-5000.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this "Statement") relates is the common shares of beneficial interest without par value of the Fund (the "Common Shares"). As of September 4, 2007, there were 51,332,556 shares of Common Shares outstanding.

Item 2. Identity and Background of Filing Person.

         The filing person is the subject company. The Fund's name, business address and business telephone number are set forth in Item 1 above.

         This Statement relates to the offer by Bulldog Investors General Partnership ("BIGP"), which, according to the Schedule TO filed by it on September 12, 2007 (the "BIGP Schedule TO"), is a New York general partnership, to purchase up to 5,000,000 of the issued and outstanding Common Shares at a price per share equal to 96.25% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, as defined in the BIGP Schedule TO, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2007 (the "BIGP Offer to Purchase"), and in the related Letter of Transmittal (which, together with the BIGP Offer to Purchase, constitute the "BIGP Offer"). The BIGP Schedule TO and BIGP Offer to Purchase refer to "shares of common stock". For purposes of this Statement only, the Fund assumes that the BIGP Offer relates to the Fund's Common Shares. The Fund notes that it has no outstanding securities with the title "common stock."

         According to the BIGP Schedule TO, the business address of BIGP is Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663, and the business telephone number of BIGP is (646) 378-2105.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

         Except as described in this Statement or in the excerpts from the Fund's proxy statement dated September 14, 2007 (the "2007 Proxy Statement") filed as Exhibit (e)(1) to this Statement, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, trustees or affiliates or (2) BIGP or its executive officers, directors or affiliates. The excerpts from the 2007 Proxy Statement filed as Exhibit (e)(1) to this Statement are incorporated herein by this reference and include the information beginning on the following pages and with the following headings:

     o    Page 12: Share Ownership.

     o    Page 13: Trustee Compensation Table.

     o    Page 19: Trust Information. Investment Adviser and Administrator.

Description of Relevant Agreements.

o Investment Advisory Agreement: Dated January 1, 2002, the Investment Advisory Agreement generally provides that MFS shall act as the investment adviser to the Fund and, as such, shall (i) furnish continuously an investment program for the Fund, (ii) determine what investments shall be purchased, held, sold or exchanged by the Fund, and (iii) determine what portion, if any, of the assets of the Fund shall be held uninvested, subject to the control of the Trustees of the Fund. MFS is paid a fee for its services monthly. The Investment Advisory Agreement provides that it must be approved at least annually by the affirmative vote of (1) a majority of the Trustees who are not interested persons of the Fund or MFS at a meeting specifically called for the purpose of voting on such approval, and (2) by the Board of Trustees of the Fund, or by vote of a majority of the outstanding voting securities of the Fund, and is not earlier terminated by the Fund or MFS. This summary description of the Investment Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Advisory Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

o Closed End Fund Oversight Agreement: Dated January 1, 2007, the Closed-End Fund Oversight Agreement generally provides that MFS Service Center, Inc. ("MFSC") shall provide oversight services with respect to the activities of Computershare Trust Company, N.A. ("Computershare"), the transfer agent for the Fund, and Computershare Shareholder Services, Inc. ("CSS"), the agent for the Fund's dividend reinvestment plan. MFSC is paid a fee for its services monthly, and also receives payment from the Fund for out-of-pocket expenses paid by MFSC on behalf of the Fund. This summary description of the Closed-End Fund Oversight Agreement does not purport to be complete and is qualified in its entirety by reference to the Closed-End Fund Oversight Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

o Administrative Services Agreement: Dated August 1, 2006, as amended August 1, 2007, the amended and restated administrative services agreement (the "Administrative Services Agreement") generally provides that MFS shall provide certain accounting, legal, shareholder communications, compliance, and other administrative services to the Fund. The Fund pays MFS a fixed amount plus a fee based on average daily net assets of the Fund. This summary description of the Administrative Services Agreement does not purport to be complete and is qualified in its entirety by reference to the Administrative Services Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

o Fidelity Bond Claim Agreement: The Fund and certain other MFS funds have entered into a fidelity bond claim agreement (the "Fidelity Bond Claim Agreement") with the MFS Parties (as defined in the Fidelity Bond Claim Agreement). Each of the parties to the agreement are named insureds under broker's blanket bonds described in the Fidelity Bond Claim Agreement (the "Bonds"). The Fidelity Bond Claim Agreement establishes the criteria by which the premium for payment of the bonds shall be allocated among the parties and the criteria by which losses in excess of the face amount of the Bonds shall be allocated among the parties. This summary description of the Fidelity Bond Claim Agreement does not purport to be complete and is qualified in its entirety by reference to the Fidelity Bond Claim Agreement, which is filed as Exhibit (e)(5) hereto and incorporated herein by reference.

o Indemnification Agreement: The Fund is party to an indemnification agreement dated January 24, 2006 (the "Indemnification Agreement") with each of the Trustees who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940 ("Independent Trustees"). Under the Indemnification Agreement, the Fund shall indemnify and hold harmless each Trustee against any and all Expenses actually incurred or paid by the Trustee in any Proceeding in connection with the Trustee's service to the Fund ("Expenses" and "Proceeding" are each defined in the Indemnification Agreement). This summary description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, which is filed as Exhibit
     (e)(6) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

      (a) Solicitation/ Recommendation.

         The Board of Trustees ("Board") of the Fund met to consider and discuss the BIGP Offer on September 19, 2007. At that meeting, the Board appointed a special committee (the "Special Committee") of the Board, which is comprised solely of Independent Trustees, to evaluate and assess the terms of the BIGP Offer in consultation with "independent legal counsel" (as defined in Rule 0-1(a)(6) under the Investment Company Act of 1940), the Fund's Independent Chief Compliance Officer, a full-time senior officer appointed by and reporting to the independent Trustees, and such other experts as the Special Committee chooses to engage.

         The Special Committee met to consider and discuss the BIGP Offer on September 24, 2007. At that meeting, the Board's independent legal counsel made presentations regarding legal matters pertaining to the BIGP Offer and the Fund's potential responses, including an overview of public filing and other obligations under applicable securities laws. After careful consideration at the September 24th meeting, the Special Committee concluded that (1) the closed-end structure offers the Fund the best platform to achieve its objective, (2) the actions taken by the Board to address the Fund's discount to NAV represent a more favorable long-term solution to narrowing or eliminating the Fund's discount to NAV than the BIGP Offer, (3) the conditions in the BIGP Offer raise substantial doubt regarding BIGP's obligation to consummate the BIGP Offer, (4) the BIGP Offer is, by its nature, coercive, and contains economically disadvantageous terms, and (5) the BIGP Offer contains inadequate information to assess whether BIGP has the financial resources to consummate the BIGP Offer. Accordingly, the Special Committee determined that the BIGP Offer was not in the best interests of shareholders and, therefore, recommended to the Board that the Board recommend that the Fund's shareholders reject the BIGP Offer and not tender their shares to BIGP.

         At a meeting held on September 25, 2007, the Board met to receive the recommendation of the Special Committee and to consider and discuss the BIGP Offer and the factors considered by the Special Committee in making its recommendation. At that meeting, the Board, by unanimous vote, determined to recommend that the Fund's shareholders reject the BIGP Offer and not tender their shares to BIGP.

         The following discussion of the information and factors considered by the Board and the Special Committee is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board and the Special Committee in reaching their respective conclusions and recommendations. The members of the Board and the Special Committee evaluated the various factors listed below in light of their knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board and the Special Committee considered, the members of the Board and the Special Committee did not find it practicable to assign relative weights to the foregoing factors. The recommendations of the Board and Special Committee were made after considering the totality of the information and factors involved. In addition, individual members of the Board or the Special Committee may have given different weight to different factors.

     (b) Reasons

            In reaching the conclusions and in making the recommendation described above, the Board and the Special Committee consulted with its legal advisors and the Fund's Independent Chief Compliance Officer, and considered a number of factors, including, but not limited to those set forth below:

         The Fund operates best as a closed-end fund. BIGP has announced that it is making the BIGP Offer to gain influence over management of the Fund and that it seeks a fundamental change in the structure of the Fund - causing the Fund to convert from a closed-end structure to an open-end structure. The Board and the Special Committee believe that BIGP intends to use its higher percentage ownership of the Fund following consummation of the BIGP Offer to effect this change, to the detriment of shareholders of the Fund who invested in the Fund on the basis that it was structured as a closed-end fund, and who wish to remain invested in a closed-end fund.

         While conversion to an open-end structure would eliminate any then-existing discount to NAV, it would also have adverse consequences that the closed-end structure of the Fund was designed to prevent. For example, conversion to an open-end structure would mean that the Fund's portfolio managers will no longer be able to cause the Fund's assets to be fully invested in income-generating securities, thereby reducing the Fund's yield. In addition, as a result of restrictions that the Investment Company Act places on leveraging by open-end funds, conversion to an open-end structure would significantly jeopardize the portfolio manager's efforts to seek increased investment return through leverage.

         Experience also has shown that professional fund arbitrageurs and certain hedge funds which are current shareholders of the Fund would likely redeem their shares in the Fund immediately upon its conversion to an open-end structure, thereby reducing the Fund's assets - potentially substantially - and causing the Fund's expense ratio to rise significantly. These arbitrageurs are interested solely in short-term gain at the expense of shareholders who wish to hold the Fund's shares as a long-term investment.

         The Board has taken actions to address the Fund's discount to NAV. The Board regularly considers actions that may be taken to minimize the Fund's discount to NAV and from time to time has authorized the Fund to repurchase its shares in the open market as a means of narrowing the Fund's discount. In 2006, the Board was advised by an independent third party regarding methods by which closed-end funds attempt to manage their discounts. In April 2007, the Board approved a change to the Fund's investment strategy to permit the Fund to invest in higher yielding securities and recommended approval by shareholders of a proposal to allow the use of leverage in the management of the Fund. Shareholders have not yet had the opportunity to consider this proposal as it is proposed for approval at the Fund's annual shareholder meeting schedule for November 1, 2007. The Board believes that both of these measures may increase the Fund's yield and also result in a narrowing or elimination of the Fund's discount to NAV.

         In addition, in July 2007, the Board authorized the adoption of a level distribution plan pursuant to which the Fund now makes monthly distributions at a minimum annual rate of 7.25%. The Fund's first distribution under this plan was declared on September 4, 2007, and will be paid to shareholders of record on September 28, 2007. The Board believes that this plan, upon implementation, may have the effect of narrowing or eliminating the Fund's discount to NAV.

         The BIGP Offer is excessively conditional. The BIGP Offer is subject to numerous conditions. One important condition ties BIGP's obligation to consummate the offer to the election of four trustee candidates that BIGP has stated that it proposes to nominate at the Fund's shareholder meeting on November 1, 2007 to replace four current members of the Board. Specifically, BIBP is not required to consummate the offer if shareholders do not elect its trustee candidates. However, even if BIGP's candidates are elected, the broadly worded nature of the other conditions in the BIGP Offer make it uncertain that the offer will be consummated. For example, if there occurs "any change, circumstance, event or effect" that "could reasonably be expected to have, in the sole discretion of BIGP, a material adverse effect on the Fund or the value of the Shares or, assuming consummation of the BIGP Offer, on BIGP or any of its affiliates," BIGP could elect not to consummate the offer The BIGP Offer to Purchase also states that BIGP has the right to declare a condition not satisfied even if the failure to be satisfied was caused by an action or inaction of BIGP. In addition, by tying the tender offer to the election of its trustee candidates, BIGP is inducing shareholders to elect trustee candidates about whom the Fund currently does not have enough information to determine that they are not "interested persons" of the Fund (as defined in the Investment Company Act of 1940), creating uncertainty about compliance with the requirement under regulatory settlements that 75% of the Fund's trustees be comprised of non-interested persons. Because of the broad nature of BIGP's other conditions, as well as the fact that the tender offer closes after the November 1st shareholder meeting, it is possible that BIGP will induce shareholders to vote for its trustee candidates yet not consummate the tender offer.

         The BIGP Offer is coercive. The BIGP Offer represents a threat to shareholders because the BIGP Offer is designed to coerce shareholders to participate in the offer on disadvantageous terms. BIGP states that the BIGP Offer is being made to allow BIGP to gain influence over management of the Fund and increase BIGP's voting power to cause the Fund to become an open-ended fund. The BIGP Offer is coercive because it creates an economic incentive for shareholders to tender so that they can avoid (i) being left as minority shareholders of a fund with a shareholder - BIGP - that is seeking to increase its influence and force its agenda upon management and the other shareholders and (ii) facing a radical change in the structure of the Fund. As a result, even shareholders who wish to remain invested in the Fund may feel compelled to participate in the BIGP Offer in order to minimize their investment in the Fund during a period when radical changes are being made to its structure. Further, if the BIGP Offer is over-subscribed, shareholders who had hoped to redeem completely from the Fund will have to remain at least partially invested in the Fund during this period of change.

         The BIGP Offer has economically disadvantageous terms. BIGP will assess a $50 processing fee to each shareholder who tenders. This amount is considerably higher than the amount that the depositary charges to actually process the letter of transmittal submitted by a shareholder who chooses to tender his or her shares. For shareholders who hold shares in multiple names (e.g., John Jones, John and Mary Jones, and John Jones as trustee for Mary Jones), a separate letter of transmittal will be required for each account and the $50 fee will be charged each time. The $50 processing fee, when deducted from the proceeds of small account holders (or holders whose tendered shares are reduced if the BIGP Offer is oversubscribed), could significantly reduce the return realized by these shareholders.

         Shareholders have inadequate information to evaluate BIGP's financial resources. While BIGP states that the BIGP Offer is not subject to a financing condition, BIGP has not provided adequate information to evaluate its ability to complete the BIGP Offer, other than to state that it will pay the aggregate costs of the BIGP Offer (and any other tender offers it may launch against other companies or funds) using its investment capital. No BIGP financial statements are included as part of the Schedule TO.

         In light of the factors described above, each of the Board and the Special Committee has determined that the BIGP Offer is not in the best interests of the Fund's shareholders. Therefore, the Board recommends that shareholders of the Fund reject the BIGP Offer and not tender their shares into the BIGP Offer.

     (c) Intent to Tender

         To the best knowledge of the Fund, none of its trustees, executive officers, affiliates, or subsidiaries currently intends to tender Common Shares held of record or beneficially by such person for purchase pursuant to the BIGP Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

         Members of the Board of the Fund and employees of MFS may make recommendations to the shareholders of the Fund with respect to the BIGP Offer.

Item 6. Interest in Securities of the Subject Company.

         During the past 60 days, no transactions with respect to the Common Shares have been effected by the Fund or, to the Fund's knowledge, by any of its executive officers, trustees, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

         The Board continually considers all strategic alternatives available to the Fund and, in light of the BIGP Offer, discussions between representatives of the Fund and BIGP have taken place.

         The Fund reserves the right to develop and evaluate other alternatives to the BIGP Offer.

Item 8. Additional Information.

         This Statement is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy in connection with the Fund's shareholder meeting. On September __, 2007, the Fund issued a press release (the "Press Release") relating to the proposed BIGP Offer, which contains important information. The materials have also been filed with the Securities and Exchange Commission (the "SEC"). For more information regarding the funds, or to receive a free copy of the materials filed with the SEC, including the Press Release, please visit www.mfs.com. Free copies of such materials can also be found on the SEC's website (http://www.sec.gov). Please note that the information contained at www.mfs.com does not constitute part of this Statement.

Item 9. Material to be Filed as Exhibits.

 Exhibit No.                           Description
(a)(1)          Press Release issued by the Fund on September 25, 2007.
                Filed herewith.
(e)(1) Excerpts from the Proxy Statement of the Fund, dated September 14, 2007, filed with the Securities and Exchange Commission on Schedule 14A on September 14, 2007. Filed herewith.
(e)(2) Investment Advisory Agreement, dated January 1, 2002, between the Fund and Massachusetts Financial Services Company. Filed herewith.
(e)(3) Closed-End Fund Oversight Agreement, dated January 1, 2007, between MFSC and each of the closed-end funds identified on Exhibit A thereto. Filed herewith.
(e)(4) Amended and Restated Master Administrative Services Agreement, dated August 1, 2006 between the Fund and MFS (with Exhibits revised as of August 1, 2007). Filed herewith.
(e)(5) Fidelity Bond Claim Agreement, dated as of November 1, 1993, as amended and restated June 12, 2002 between certain MFS Funds named on Exhibit A thereto and the MFS Parties (as defined therein). Filed herewith.
(e)(6) Form of Indemnification Agreement, dated as of January 24, 2006, between certain MFS Funds named on Exhibit A thereto and the Trustees of each Fund. Filed herewith.

--------------------------------------------------------------------------------

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MFS GOVERNMENT MARKETS INCOME TRUST


                                        By:/s/ Susan S. Newton
                                        --------------------------------------
                                        Name:    Susan S. Newton
                                        Title:   Assistant Secretary

Dated:  September 25, 2007

                                                                  Exhibit (a)(1)


FOR IMMEDIATE RELEASE

CONTACT:  John Reilly
          (617) 954-5305


            BOARD OF TRUSTEES OF MFS GOVERNMENT MARKETS INCOME TRUST
             RECOMMENDS THAT SHAREHOLDERS REJECT BIGP'S TENDER OFFER

BOSTON, Massachusetts (September 25, 2007) - The Board of Trustees of MFS Government Markets Income Trust (the "Fund") recommends that the Fund's shareholders reject the offer by Bulldog Investors General Partnership ("BIGP") announced on September 11, 2007 to purchase shares of the Fund. The Board appointed a special committee comprised solely of independent trustees to evaluate and assess the terms of the tender offer.

The Board, upon the recommendation of the special committee, has carefully considered BIGP's tender offer (the "BIGP Offer") and found that it is not in the best interest of shareholders for the following reasons.

     o The Fund operates best as a closed-end fund. BIGP has announced that it is making the BIGP Offer to gain influence over management of the Fund and that it wants to cause the Fund to convert from a closed-end structure to an open-end structure. The Board believes that a conversion to an open-end structure will hurt those shareholders who invested in the Fund on the basis that it was structured as a closed-end fund, and who wish to remain invested in a closed-end fund.

          While conversion to an open-end structure would eliminate any then-existing discount to NAV, it would also have adverse consequences that the closed-end structure of the Fund was designed to prevent. For example, conversion to an open-end structure would prevent the Fund's assets from being fully invested in income-generating securities, thereby reducing the Fund's yield. In addition, as a result of restrictions that the Investment Company Act places on leveraging by open-end funds, conversion to an open-end structure would significantly jeopardize the portfolio manager's efforts to seek increased investment return through leverage.

          Experience also has shown that professional fund arbitrageurs and certain hedge funds which are current shareholders of the Fund would likely redeem their shares in the Fund immediately upon its conversion to an open-end structure, thereby reducing the Fund's assets - potentially substantially - and causing the Fund's expense ratio to rise significantly. These arbitrageurs are interested solely in short-term gain at the expense of shareholders who wish to hold the Fund's shares as a long-term investment.

     o The Board has taken actions to address the Fund's discount to NAV. The Board regularly considers actions that may be taken to minimize the Fund's discount to NAV and has from time to time authorized the Fund to repurchase its shares in the open market as a means of narrowing the Fund's discount. In 2006, the Board was advised by an independent third party regarding methods by which closed-end funds attempt to manage their discounts. In April 2007, the Board approved a change to the Fund's investment strategy to permit the Fund to invest in higher yielding securities and recommended approval by shareholders of a proposal to allow the use of leverage in the management of the Fund. Shareholders have not yet had the opportunity to consider this proposal as it is proposed for approval at the Fund's annual shareholder meeting schedule for November 1, 2007. The Board believes that both of these measures may increase the Fund's yield and also result in a narrowing or elimination of the Fund's discount to NAV.

          In addition, in July 2007, the Board authorized the adoption of a level distribution plan pursuant to which the Fund now makes monthly distributions at a minimum annual rate of 7.25%. The Fund's first distribution under this plan was declared on September 4, 2007, and will be paid to shareholders of record on September 28, 2007. The Board believes that this plan, upon implementation, may have the effect of narrowing or eliminating the Fund's discount to NAV.

     o The BIGP Offer is excessively conditional. The BIGP Offer is subject to numerous conditions. One important condition ties BIGP's obligation to consummate the offer to the election of four trustee candidates that BIGP has stated that it proposes to nominate at the Fund's shareholder meeting on November 1, 2007 to replace four current members of the Board. Specifically, BIGP is not required to consummate the offer if shareholders do not elect its trustee candidates. However, even if BIGP's candidates are elected, the broadly worded nature of the other conditions in the BIGP Offer make it uncertain that the offer will be consummated. For example, if there occurs "any change, circumstance, event or effect" that "could reasonably be expected to have, in the sole discretion of BIGP, a material adverse effect on the Fund or the value of the Shares or, assuming consummation of the BIGP Offer, on BIGP or any of its affiliates," BIGP could elect not to consummate the offer The BIGP Offer to Purchase also states that BIGP has the right to declare a condition not satisfied even if the failure to be satisfied was caused by an action or inaction of BIGP. In addition, by tying the tender offer to the election of its trustee candidates, BIGP is inducing shareholders to elect trustee candidates about whom the Fund currently does not have enough information to determine that they are not "interested persons" of the Fund (as defined in the Investment Company Act of 1940), creating uncertainty about compliance with the requirement under regulatory settlements that 75% of the Fund's trustees be comprised of non-interested persons. Because of the broad nature of BIGP's other conditions, as well as the fact that the tender offer closes after the November 1st shareholder meeting, it is possible that BIGP will induce shareholders to vote for its trustee candidates yet not consummate the tender offer.

     o The BIGP Offer is coercive. The BIGP Offer represents a threat to shareholders because the BIGP Offer is designed to coerce shareholders to participate in the offer on disadvantageous terms. BIGP states that the purpose of the BIGP Offer is for BIGP to gain influence over management of the Fund and increase BIGP's voting power to cause the Fund to become an open-ended fund. The BIGP Offer is coercive because it is creates an economic incentive for shareholders to tender in order to avoid (i) being left as minority shareholders a fund with a shareholder - BIGP - that is seeking to increase its influence and force its agenda upon management and other shareholders and (ii) facing a radical change in the structure of the Fund. As a result, even shareholders who wish to remain invested in the Fund may feel compelled to participate in the BIGP Offer in order to minimize their investment in the Fund during a period when radical changes are being made to its structure. Further, if the BIGP Offer is over-subscribed, shareholders who had hoped to redeem completely from the Fund will have to remain at least partially invested in the Fund during this period of change.

     o The BIGP Offer has economically disadvantageous terms. BIGP will assess a $50 processing fee to each shareholder who tenders. This amount is as much as five times higher than the amount that the depositary charges to actually process the letter of transmittal submitted by a shareholder who chooses to tender his or her shares. For shareholders who hold shares in multiple names (e.g., John Jones, John and Mary Jones, and John Jones as trustee for Mary Jones), a separate letter of transmittal will be required for each account and the $50 fee will be charged each time. The $50 processing fee, when deducted from the proceeds of small account holders (or holders whose tendered shares are reduced if the BIGP Offer is oversubscribed), could significantly reduce the return realized by these shareholders.

     o Shareholders have inadequate information to evaluate BIGP's financial resources. While BIGP states that the BIGP Offer is not subject to a financing condition, BIGP has not provided adequate information to evaluate its ability to complete the BIGP Offer, other than to state that it will pay the aggregate costs of the BIGP Offer (and any other tender offers it may launch against other companies or funds) using its investment capital. No BIGP financial statements are included as part of the Schedule TO.

In light of the factors described above, the Board has determined that the tender offer is not in the best interests of the Fund's shareholders. Therefore, the Board recommends that shareholders of the Fund reject the tender offer and not tender their shares to BIGP.

In connection with the tender offer, the Fund has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read the Solicitation/Recommendation Statement because it contains important information about the BGIP Offer. Free copies of the Solicitation/Recommendation Statement are available at www.mfs.com and on the SEC's website at www.sec.gov.

About MFS Investment Management:
MFS manages $202 billion in assets on behalf of more than 5 million individual and institutional investors worldwide as of June 30, 2007. The company traces its origins to 1924 and the creation of America's first mutual fund. For more information, please go to www.mfs.com.

                                    * * * * *

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

                                                                  Exhibit (e)(1)

EXCERPTS FROM THE FUND'S PROXY STATEMENT, DATED SEPTEMBER 14, 2007

[Page 12]

Share Ownership
As of September 4, 2007, the Trustees and officers of the Trust as a whole owned less than 1% of the outstanding shares of the Trust.

The following table shows the dollar range of equity securities beneficially owned by each nominee or Trustee (a) of the Trust and (b) on an aggregate basis, in all MFS funds overseen by the nominee or Trustee, as of September 4, 2007.

The following dollar ranges apply:
    N. None
    A. $1 - $10,000
    B. $10,001 - $50,000
    C. $50,001 - $100,000
    D. Over $100,000

                                                                                        Aggregate         Aggregate Dollar
                                                                                          Dollar              Range of
                                                                                         Range of          Securities in
                                                                                          Equity           All MFS Funds
                                                                                        Securities          Overseen or
                                                                                            in           to be Overseen by
Name of Trustee                                      Trust Name                         the Trust           the Nominee
---------------------------------- ----------------------------------------------- --------------------- -------------------

INTERESTED TRUSTEES
Robert J. Manning                  MFS Government Markets Income Trust                      N                    D
Robert C. Pozen                    MFS Government Markets Income Trust                      N                    D
INDEPENDENT TRUSTEES
Robert E. Butler                   MFS Government Markets Income Trust                      N                    D
Lawrence H. Cohn, M.D.             MFS Government Markets Income Trust                      B                    D
David H. Gunning                   MFS Government Markets Income Trust                      N                    D
William R. Gutow                   MFS Government Markets Income Trust                      N                    D
Michael Hegarty                    MFS Government Markets Income Trust                      N                    D
J. Atwood Ives                     MFS Government Markets Income Trust                      N                    D
Lawrence T. Perera                 MFS Government Markets Income Trust                      A                    D
J. Dale Sherratt                   MFS Government Markets Income Trust                      B                    D
Laurie J. Thomsen                  MFS Government Markets Income Trust                      N                    D
Robert W. Uek                      MFS Government Markets Income Trust                      B                    D



....

[Page 13]

Trustee Compensation Table

The table below shows the cash compensation paid to the Trustees by the Trust for the fiscal year ended November 30, 2006. Interested Trustees receive no compensation from the Trust for their services as Trustees. The table includes information for Ms. Amy B. Lane, who retired as Trustee of the Trust on February 22, 2006.

                                                                                                       Total Cash
                                                                      Retirement Benefits             Compensation
                                            Trustee Fees              Accrued as Part of             from Trust and
Name of Trustee(1)                           from Trust                  Trust Expense               Fund Complex(2)
------------------------------------ ---------------------------- ---------------------------- ----------------------------
------------------------------------ ---------------------------- ---------------------------- ----------------------------
Robert E. Butler(4)                            $5,358                         N/A                       $210,289
Lawrence H. Cohn, M.D.                         $6,016                       $1,537                      $208,289
David H. Gunning                               $5,820                         N/A                       $219,642
William R. Gutow                               $6,016                         N/A                       $208,289
Michael Hegarty                                $6,020                         N/A                       $209,289
J. Atwood Ives                                 $6,335                         $0                        $285,289
Amy B. Lane(3)                                 $2,020                         N/A                       $ 50,423
Lawrence T. Perera                             $6,079                         $0                        $228,289
J. Dale Sherratt                               $6,158                       $1,390                      $250,289
Laurie J. Thomsen                              $6,020                         N/A                       $209,289
Robert W. Uek(4)                               $5,408                         N/A                       $227,789

(1) Each Trustee who is an "interested person" of MFS within the meaning of the 1940 Act (Pozen and Manning) serves without any compensation from the Trust.
(2) For calendar year 2006. Trustees receiving compensation from the Trust served as Trustee of 97 funds within the MFS Fund Complex (having aggregate net assets at December 31, 2006 of approximately $102 billion).
(3) Ms. Lane retired as a Trustee of the Trust on February 22, 2006.
(4) Messrs. Butler and Uek became Trustees of the Trust on January 1, 2006.

Retirement Benefit Deferral Plan -- Under a Retirement Benefit Deferral Plan, certain Trustees have deferred benefits from a prior retirement plan. The value of the benefits is periodically readjusted as though the Trustee had invested an equivalent amount in Class A shares of other fund(s) designated by such Trustee. The value of the deferred benefits will be paid to the Trustees upon retirement or thereafter. The plan does not obligate a Fund to retain the services of any Trustee or pay any particular level of compensation to any Trustee. The plan is not funded and a Fund's obligation to pay the Trustee's deferred compensation is a general unsecured obligation.

....

[Page 19]

TRUST INFORMATION
....

Investment Adviser and Administrator
The Trust engages as its investment adviser and administrator MFS, a Delaware corporation with offices at 500 Boylston Street, Boston, Massachusetts 02116. MFS is a majority owned subsidiary of Sun Life of Canada (U.S.) Financial
Services Holdings, Inc., which in turn is a majority-owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc., 500 Boylston Street, Boston, Massachusetts 02116, which in turn is a wholly-owned subsidiary of Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc., One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 ( "Sun Life U.S. Operations "). Sun Life U.S. Operations is a wholly-owned subsidiary of Sun Life Financial Corp., 150 King Street West, Toronto, Canada MSH 1J9, which in turn is a wholly-owned subsidiary of Sun Life Financial Inc.

                                                                  Exhibit (e)(2)




                          INVESTMENT ADVISORY AGREEMENT


         INVESTMENT ADVISORY AGREEMENT, dated this 1st day of January, 2002, by and between MFS GOVERNMENT MARKETS INCOME TRUST, a Massachusetts business trust (the "Trust"), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation (the "Adviser").

                                   WITNESSETH:

         WHEREAS, the Trust is engaged in business as an investment company registered under the Investment Company Act of 1940; and

         WHEREAS, the Adviser is willing to provide services to the Trust on the terms and conditions hereinafter set forth;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto as herein set forth, the parties covenant and agree as follows:

         Article 1. Duties of the Adviser. (a) The Adviser shall provide the Trust with such investment advice and supervision as the latter may from time to time consider necessary for the proper supervision of its assets. The Adviser shall act as investment adviser to the Trust and as such shall furnish continuously an investment program and shall determine from time to time what securities or other instruments shall be purchased, sold or exchanged and what portion of the assets of the Trust shall be held uninvested, subject always to the restrictions of the Trust's Amended and Restated Declaration of Trust, dated January 1, 2002, and By-Laws, each as amended from time to time (respectively, the "Declaration" and the "By-Laws"), to the provisions of the Investment Company Act of 1940 and the Rules, Regulations and orders thereunder and to the Trust's then-current Prospectus and Statement of Additional Information. The Adviser also shall exercise voting rights, rights to consent to corporate actions and any other rights pertaining to the Trust's portfolio securities in accordance with the Adviser's policies and procedures as presented to the Trustees of the Trust from time to time. Should the Trustees at any time, however, make any definite determination as to the investment policy and notify the Adviser thereof in writing, the Adviser shall be bound by such determination for the period, if any, specified in such notice or until similarly notified that such determination shall be revoked.

         (b) The Adviser shall take, on behalf of the Trust, all actions which it deems necessary to implement the investment policies determined as provided above, and in particular to place all orders for the purchase or sale of portfolio securities or other instruments for the Trust's account with brokers or dealers selected by it, and to that end, the Adviser is authorized as the agent of the Trust to give instructions to the Custodian of the Trust as to the deliveries of securities or other instruments and payments of cash for the account of the Trust. In connection with the selection of such brokers or dealers and the placing of such orders, the Adviser is directed to seek for the Trust the best overall price and execution available from responsible brokerage firms, taking account of all factors it deems relevant, including by way of illustration: price; the size of the transaction; the nature of the market for the security; the amount of the commission; the timing and impact of the transaction taking into account market prices and trends; the reputation, experience and financial stability of the broker or dealer involved; and the quality of services rendered by the broker or dealer in other transactions. In fulfilling this requirement, the Adviser shall not be deemed to have acted unlawfully or to have breached any duty, created by this Agreement or otherwise, solely by reason of its having caused the Trust to pay a broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Adviser determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's overall responsibilities with respect to the Trust and to other clients of the Adviser as to which the Adviser exercises investment discretion. Subject to seeking the best price and execution as described above, and in accordance with applicable rules and regulations, the Adviser also is authorized to consider sales of shares of the Trust or of other funds or accounts of the Adviser as a factor in the selection of brokers and dealers.

         (c) The Adviser may from time to time enter into sub-investment advisory agreements with respect to the Trust with one or more investment advisers with such terms and conditions as the Adviser may determine, provided that such sub-investment advisory agreements have been approved in accordance with applicable provisions of the Investment Company Act of 1940 and any rules, regulations or orders of the Securities and Exchange Commission thereunder. Subject to the provisions of Article 6, the Adviser shall not be liable for any error of judgment or mistake of law by any sub-adviser or for any loss arising out of any investment made by any sub-adviser or for any act or omission in the execution and management of the Trust by any sub-adviser.

         Article 2. Allocation of Charges and Expenses. (a) The Adviser shall furnish at its own expense investment advisory and administrative services, office space, equipment and clerical personnel necessary for servicing the investments of the Trust and maintaining its organization, and investment advisory facilities and executive and supervisory personnel for managing the investments and effecting the portfolio transactions of the Trust. The Adviser shall arrange, if desired by the Trust, for directors, officers and employees of the Adviser to serve as Trustees, officers or agents of the Trust if duly elected or appointed to such positions and subject to their individual consent and to any limitations imposed by law.

     (b) It is understood that the Trust will pay all of its own expenses incurred in its operations and the offering of its shares, unless specifically provided otherwise in this Agreement or except to the extent that the Adviser agrees in a written instrument executed by the Adviser (specifically referring to this Article 2(b)) to assume or otherwise pay for specified expenses of the Trust, including, without limitation: compensation of Trustees "not affiliated" with the Adviser; governmental fees; interest charges; taxes; membership dues in the Investment Company Institute allocable to the Trust; fees and expenses of independent auditors, of legal counsel, and of any transfer agent, registrar or dividend disbursing agent of the Trust;

expenses of repurchasing and redeeming shares and servicing shareholder accounts; expenses of preparing, printing and mailing stock certificates, shareholder reports, notices, proxy statements and reports to governmental officers and commissions; brokerage and other expenses connected with the execution, recording and settlement of portfolio security transactions; insurance premiums; fees and expenses of the custodian for all services to the Trust, including safekeeping of funds and securities and maintaining required books and accounts; expenses of calculating the net asset value of shares of the Trust; organizational and start up costs; such non-recurring or extraordinary expenses as may arise, including those relating to actions, suits or proceedings to which the Trust is a party or otherwise may have an exposure, and the legal obligation which the Trust may have to indemnify the Trust's Trustees and officers with respect thereto; and expenses relating to the issuance, registration and qualification of shares of the Trust and the preparation, printing and mailing of prospectuses for such purposes (except to the extent that any Distribution Agreement to which the Trust is a party provides that another party is to pay some or all of such expenses).

         (c) The payment or assumption by the Adviser of any expenses of the Trust that the Adviser is not obligated by this Agreement or otherwise to pay or assume shall not obligate the Adviser to pay or assume the same or any similar expenses of the Trust on any subsequent occasion.

         Article 3. Compensation of the Adviser. For the services to be rendered and the facilities provided, the Trust shall pay to the Adviser an investment advisory fee computed and paid monthly as set forth in Appendix A attached hereto. If the Adviser shall serve for less than the whole of any period specified in this Article 3, the compensation paid to the Adviser will be prorated.

         Article 4. Additional Services. Should the Trust have occasion to request the Adviser or its affiliates to perform administrative or other additional services not herein contemplated or to request the Adviser or its affiliates to arrange for the services of others, the Adviser or its affiliates will act for the Trust upon request to the best of its ability, with compensation for the services to be agreed upon with respect to each such occasion as it arises. No such agreement for additional services shall expand, reduce or otherwise alter the obligations of the Adviser, or the compensation that the Adviser is due, under this Agreement.

         Article 5. Covenants of the Adviser. The Adviser agrees that it will not deal with itself, or with the Trustees of the Trust or the Trust's distributor, if any, as principals in making purchases or sales of securities or other property for the account of the Trust, except as permitted by the Investment Company Act of 1940 and any rules, regulations or orders of the Securities and Exchange Commission thereunder, will not take a long or short position in the shares of the Trust except as permitted by the applicable law, and will comply with all other provisions of the Declaration and the By-Laws and the then-current Prospectus and Statement of Additional Information of the Trust relative to the Adviser and its directors and officers.

         Article 6. Limitation of Liability of the Adviser. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution and management of the Trust, except for willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations hereunder. As used in this Article 6, the term "Adviser" shall include directors, officers and employees of the Adviser as well as that corporation itself.

         Article 7. Activities of the Adviser. (a) The Trust acknowledges that the services of the Adviser are not exclusive, the Adviser being free to render investment advisory and/or other services to others. The Trust further acknowledges that it is possible that, based on their investment objectives and policies, certain funds or accounts managed by the Adviser or its affiliates may at times take investment positions or engage in investment techniques which are contrary to positions taken or techniques engaged in on behalf of the Trust. Notwithstanding the foregoing, the Adviser will at all times endeavor to treat all of its clients in a fair and equitable manner.

         (b) The Trust acknowledges that whenever the Trust and one or more other funds or accounts advised by the Adviser have available monies for investment, investments suitable and appropriate for each shall be allocated in a manner believed by the Adviser to be fair and equitable to each entity. Similarly, opportunities to sell securities or other investments shall be allocated in a manner believed by the Adviser to be fair and equitable to each entity. The Trust acknowledges that in some instances this may adversely affect the size of the position that may be acquired or disposed of for the Trust.

         (c) It is understood that the Trustees, officers and shareholders of the Trust are or may be or become interested in the Adviser, as directors, officers, employees, or otherwise and that directors, officers and employees of the Adviser are or may become similarly interested in the Trust, and that the Adviser may be or become interested in the Trust as a shareholder or otherwise.

         Article 8. MFS Name. The Trust acknowledges that the names "Massachusetts Financial Services," "MFS" or any derivatives thereof or logos associated with those names (collectively, the "MFS Marks") are the valuable property of the Adviser and its affiliates. The Adviser grants the Trust a non-exclusive and non-transferable right and sub-license to use the MFS Marks only so long as the Adviser serves as investment adviser to the Trust. The Trust agrees that if the Adviser for any reason no longer serves as investment adviser to the Trust, and the Adviser so requests, the Trust promptly shall cease to use the MFS Marks and promptly shall amend its registration statement to delete any references to the MFS Marks. The Trust acknowledges that the Adviser may permit other clients to use the MFS Marks in their names or other material. For purposes of this Article, the Trust shall be deemed to have taken the required action "promptly" if such action is taken within 90 days of the Adviser no longer serving as the investment adviser to the Trust, or from the date of the Adviser's request, as the case may be.

         Article 9. Duration, Termination and Amendment of this Agreement. (a) This Agreement shall become effective with respect to the Trust on the date first written above. Thereafter, this Agreement will remain in effect with respect to the Trust for a period of two years from the date first written above, on which date it will terminate for the Trust unless its continuance is "specifically approved at least annually" (i) by the vote of a majority of the Trustees of the Trust who are not "interested persons" of the Trust or of the Adviser at a meeting specifically called for the purpose of voting on such approval, and (ii) by the Board of Trustees of the Trust, or by "vote of a majority of the outstanding voting securities" of the Trust.

         (b) This Agreement may be terminated as to the Trust at any time without the payment of any penalty by the Trustees or by "vote of a majority of the outstanding voting securities" of the Trust, or by the Adviser, in each case on not more than sixty days' nor less than thirty days' written notice to the other party. This Agreement shall automatically terminate in the event of its "assignment".

         (c) This Agreement may be amended with respect to the Trust only if such amendment is in writing signed by or on behalf of the Trust and the Adviser and is approved by "vote of a majority of the outstanding voting securities" of the Trust (if such shareholder approval is required by the Investment Company Act of 1940).

         Article 10. Scope of Trust's Obligations. A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The Adviser acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Trust's Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust.

         Article 11. Definitions and Interpretations. The terms "specifically approved at least annually," "vote of a majority of the outstanding voting securities," "assignment," "affiliated person," and "interested person," when used in this Agreement, shall have the respective meanings specified, and shall be construed in a manner consistent with, the Investment Company Act of 1940 and the rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, or the Securities Exchange Act of 1934 (collectively, the "Federal Securities Acts") shall be resolved by reference to such term or provision of the Federal Securities Acts and to interpretations thereof, if any, by United States federal courts or, in the absence of any controlling decisions of any such court, by rules or regulations of the Securities and Exchange Commission. Where the effect of a requirement of the Federal Securities Acts reflected in any provision of this Agreement is revised by rule or regulation of the Securities and Exchange Commission, such provisions shall be deemed to incorporate the effect of such rule or regulation.

         Article 12. Record Keeping. The Adviser will maintain records in a form acceptable to the Trust and in compliance with the rules and regulations of the Securities and Exchange Commission, including but not limited to records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder, which at all times will be the property of the Trust and will be available for inspection and use by the Trust.

         Article 13. Miscellaneous. (a) This Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof.

     (b) Headings in this Agreement are for ease of reference only and shall not constitute a part of the Agreement.

     (c) Should any portion of this Agreement for any reason be held void in law or equity, the remainder of the Agreement shall be construed to the extent possible as if such voided portion had never been contained herein.

     (d) This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the choice of laws provisions thereof, except that questions of interpretation shall be resolved in accordance with the provisions of Article 11 above.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers thereunto duly authorized, all as of the day and year first above written. The undersigned officer of the Trust has executed this Agreement not individually, but as an officer under the Declaration and the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust, individually, but bind only the trust estate.

                                        MFS GOVERNMENT MARKETS INCOME TRUST


                                        By: /s/ James R. Bordewick, Jr.
                                            -------------------------------
                                        Name:  James R. Bordewick, Jr.
                                        Title:  Assistant Secretary

                                        MASSACHUSETTS FINANCIAL SERVICES
                                        COMPANY


                                        By:/s/ Jeffrey L. Shames
                                        ------------------------------
                                        Name:  Jeffrey L. Shames
                                        Title:  Chairman

                                   Appendix A

                           Compensation to the Adviser


The investment advisory fee payable by the Trust shall be computed and paid monthly in an amount equal to the sum of .32% of the Trust's average daily net assets plus 5.33% of the Trust's gross income (i.e., income other than gains from the sale of securities, short-term gains from options and futures transactions and premium income from options written), in each case on an annual basis for the Trust's then-current fiscal year.

                                                                  Exhibit (e)(3)


                       CLOSED-END FUND OVERSIGHT AGREEMENT


CLOSED-END FUND OVERSIGHT AGREEMENT effective the 1st day of January 1, 2007, by and among MFS Service Center, Inc., a Delaware corporation (the
"Administrator"), and each of the closed-end funds identified from time to time on Exhibit A hereto (each a "Fund" and collectively the "Funds").

                              W I T N E S S E T H:

WHEREAS, the Funds have engaged Computershare Trust Company, N.A. ("Computershare") as the sole transfer agent for the Funds pursuant to that certain Transfer Agency and Service Agreement dated as of December 18, 2006 by and among the Funds, Computershare and Computershare Shareholder Services, Inc. ("CSS") (the "TA Agreement") pursuant to which Computershare provides transfer agency services to the Funds and CSS acts as the agent for the Funds' dividend reinvestment plans;

WHEREAS, the Funds desire to retain the Administrator to provide oversight services with respect to the performance by Computershare and CSS of their respective obligations to the Funds under the TA Agreement in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1. Oversight Services. The Administrator shall, at its expense (subject to Sections 2 and 3 hereof), and subject always to the control of the trustees, directors or other governing body of the Funds (referred to herein as "Trustees"), oversee the performance by Computershare and CSS of their respective obligations to the Funds under the TA Agreement (the "Oversight Services"). Exhibit B hereto lists the Oversight Services to be provided by the Administrator hereunder. If there occurs a material change in the level of oversight required by the Funds in the future necessitating a material increase or decrease the types or quantities of Oversight Services required by the Funds, the Funds and the Administrator shall negotiate in good faith an adjustment to the Oversight Fee payable under Section 5 hereof.

2. Responsibility for Charges and Expenses. During the term of this Agreement, the Administrator will pay all expenses incurred by it in connection with its obligations under this Agreement, except such expenses as are assumed by the Funds under this Agreement and any expenses that are paid by the Funds or by a party other than the Funds on behalf of the Funds under the terms of any other agreement to which the Funds are a party or a third-party beneficiary. The Administrator assumes and shall pay for maintaining its staff and personnel and shall, at its own expense, provide the equipment, office space, and facilities necessary to perform its obligations under this Agreement.


3. Services Provided by Third Parties. It is acknowledged and agreed that the Funds shall remain obligated to bear all costs incurred by the Funds pursuant to the TA Agreement (including all per account fees and out-of-pocket expenses) and that the Administrator shall not be obligated for any such costs.

4. Maintenance of Books and Records. It is acknowledged and agreed that (a) the Administrator shall have no obligation to preserve for each Fund that is registered as an investment company with the Securities and Exchange Commission (the "SEC") any records required to be maintained as prescribed by the rules and regulations of the SEC and (b) such record keeping obligations are the sole responsibility of Computershare and CSS pursuant to the terms of the TA Agreement.

5. Oversight Fee. Each Fund shall pay the Administrator a fee as agreed to from time to time and as set forth in Exhibit C hereto (the "Oversight Fee"). The Oversight Fee shall be accrued on the first day of each calendar month and shall be paid monthly to the Administrator on the second to last business day of each calendar month. If this Agreement becomes effective or terminates before the end of any calendar month, the Oversight Fee for the period from the effective date to the end of such calendar month or from the beginning of such calendar month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

6. Non-Exclusivity. The services of the Administrator to the Funds hereunder are not to be deemed exclusive and the Administrator shall be free to render similar services to others.

7. Standard of Care. Neither the Administrator, nor any of its directors, officers, stockholders, agents or employees, shall be liable or responsible to any Fund or its shareholders for any error of judgment, mistake of law or any loss arising out of any act or omission in the performance by the Administrator of its duties under this Agreement, except for liability resulting from (a) willful misfeasance, (b) bad faith, (c) gross negligence, or (d) reckless disregard by the Administrator of its obligations and duties under this Agreement.

8. Term, Termination, Amendment and Assignment. This Agreement shall begin on the date first written above and shall continue indefinitely with respect to each Fund until terminated as follows:

         (i) the Agreement may be terminated at any time, without payment of any penalty, by the Trustees of the Fund upon sixty (60) days' written notice to the Administrator;

         (ii) the Agreement may be terminated by the Administrator with respect to any Fund at any time upon sixty (60) days' written notice to the Fund; and

         (iii) if the Trustees of the Fund, including a majority of the Independent Trustees, do not specifically approve at least annually the continuance of this Agreement, then this Agreement shall automatically terminate at the close of business on the anniversary of its execution, or upon the expiration of one year from the effective date of the last such continuance, whichever is later.

         This Agreement may be amended at any time by a written agreement executed by each party hereto and may be assigned with respect to any Fund only with the written consent of the Fund and the Administrator.


9. Miscellaneous.

         a. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         b. Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the domestic substantive laws of The Commonwealth of Massachusetts, without giving effect to any conflicts or choice of laws rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

         c. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         d. Joinder of Funds. In the event that additional funds are created or acquired from time to time which desire to retain the Administrator to provide them with Oversight Services pursuant to this Agreement, the Administrator and the additional fund may jointly amend Schedule A hereto to add the additional fund, and the additional fund shall thereafter be deemed a "Fund" for all purposes of this Agreement. The consent of the other parties to this Agreement shall not be required to amend Schedule A hereto.

         e. Scope of Fund's Obligations. A copy of the Declaration of Trust of each Fund (or trust of which the Fund is a series)
                  organized  as  a   Massachusetts   business  trust  (each  a
                  "Trust"),  is on file  with  the  Secretary  of State of The
                  Commonwealth    of    Massachusetts.    The    Administrator
                  acknowledges that the obligations of or arising out of this Agreement are not binding upon any of a Trust's Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the
                  Trust  in  accordance   with  its   proportionate   interest
                  thereunder and hereunder. If this Agreement is executed by a Trust on behalf of one or more series of the Trust, the
                  Administrator further acknowledges that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this Agreement are binding solely upon the assets or property of the series on whose behalf the Trust has executed this
                  Agreement.   The   Administrator   also   agrees   that  the
                  obligations of each Fund hereunder shall be separate and not
                  joint  nor  joint  and  several,   in  accordance  with  its
                  proportionate interest hereunder, and agrees not to proceed (by way of claim, set-off or otherwise) against any Fund for the obligations of another Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affiliated, as of the date first written above.

                                        On behalf of the MFS Closed-End Funds
                                        listed on Exhibit A hereto


                                        By:  /s/ Susan S. Newton
                                        ---------------------------------------
                                                 Susan S. Newton
                                                 Assistant Secretary


                                        MFS SERVICE CENTER, INC.


                                        By: /s/ Maureen Leary-Jago
                                        ---------------------------------------
                                                Maureen Leary-Jago
                                                President

                                                           As of January 1, 2007

                Closed-End Fund Oversight Agreement - Exhibit A

Item 10.  Funds





MFS Closed-End Funds
           MFS Charter Income Trust
           MFS Government Markets Income Trust
           MFS Intermediate Income Trust
           MFS Multimarket Income Trust
           MFS Municipal Income Trust
           MFS Special Value Trust

                                    Oversight Services                 Exhibit B

----------------------------- -------------------------------------------       -----------------------------------------
         OVERSIGHT                     JAN '07 - JUNE '07 (2FTES)                  JULY '07 - DEC'07 (1FTE)
         SERVICES
----------------------------- -------------------------------------------       -----------------------------------------
----------------------------- -------------------------------------------       -----------------------------------------
1.   Relationship             |X| Establish single point of                     |X| Maintain single point of
     Management                   contact for Computershare, enabling               contact for Computershare,
                                  centralized and consolidated                      enabling centralized and
                                  monitoring, reporting and evaluation              consolidated monitoring,
                                  of service delivery.                              reporting and evaluation of
                              |X| Handle operational transition                     service delivery.
                                  issues, inclusive of coordinating             |X| Primary liaison between MFS,
                                  problem resolution, coordination                  Computershare and custodian.
                                  with Fund Treasury and custodian              |X| Review all policy and process
                              |X| Validate monthly dividend                         changes that have potential impact to our
                                  funding approval and DRIP share                   servicing
                                  allocations with Computershare, Fund          [X] Review all personnel, control or servicing
                                  Treasury, and State Street until transitioned     modifications prior to
                                  to Fund Treasury.                                 implementation.
                              |X| Coordinate transition of                      |X| Conduct quarterly training for
                                  residual items inclusive of change                staff on MFS products and
                                  in DRP agent (May '01); closure of                expectations
                                  MFSC TA DDA and conversion of                 |X| Validate invoices and
                                  outstanding checks.                               out-of-pocket expenses. Provide
                              |X| Establish invoice and                             periodic internal reporting
                                  out-of-pocket validation process,                 inclusive of BOD reporting as
                                  inclusive of training on                          required.
                                  Computershare web interface.                  |X| Discuss any changes in
                              |X| Establish internal reporting and                  products and services offered and
                                  performance reporting mechanism,                  marketing strategies
                                  inclusive of BOD reporting as                 |X| Review any changes to third
                                  required.                                         party service providers or other
                                                                                    technology vendors; and

----------------------------- ------------------------------------------- -----------------------------------------
----------------------------- ------------------------------------------- -----------------------------------------
2.   Establishment and        |X| Coordinate with Computershare for the         |X| Monitor SLA
     monitoring of                generation of monthly SLA                     |X| Conduct monthly service level
     service levels               reporting package in accordance with              review meetings.  Develop and
                                  MFSC standards                                    monitor srvice improvement
                              |X| Establish monitoring program with                 plans with vendor
                                  Computershare                                 |X| Review samples of all print
                              |X| Monitor SLA performance                           mail items prior to mailing.
                              |X| Implement and monitor                             Monitor Shareholder Client
                                  Shareholder Client Feedback mechanism             Feedback
                              |X| Conduct monthly review meetings
----------------------------- ------------------------------------------- -----------------------------------------
----------------------------- ------------------------------------------- -----------------------------------------
3.   Evaluation of            |X| Validate and, if necessary,                   |X| Annual evaluation SAS 70
     third party audit            establish appropriate user controls               report inclusive of monitoring
     reports, inclusive           identified in SAS 70                              of user controls
     SAS 70 reports           |X| (Evaluation SAS 70 conducted as               |X| Continuous follow up
                                  part of RFP)                                      open items or exceptions noted

----------------------------- ------------------------------------------- -----------------------------------------
----------------------------- ------------------------------------------- -----------------------------------------
4.   Compliance with          |X| Validate and document compliance              |X| Periodic review and validation of
     Fund Documents and           with Fund Documents                               compliance with fund documents
     relevant MFS policy
                              |X| Update DRP Brochure for changes
                                  in Transfer Agent - issuance dates
                                  and coordinate distribution with
                                  Legal and MarComm
----------------------------- ------------------------------------------- -----------------------------------------

----------------------------- ------------------------------------------- -----------------------------------------
         OVERSIGHT                     JAN '07 - JUNE '07 (2FTES)                  JULY '07 - DEC'07 (1FTE)
         SERVICES
          SERVICES
----------------------------- ------------------------------------------- -----------------------------------------
----------------------------- ------------------------------------------- -----------------------------------------
5.   Management               |X| Establish management                          |X| Monitor compliance with
     certifications               certification process - SOX 404 &                 quarterly certifications  and
                                  internal control validation, and 38A1             evaluate results

                              |X| Monitor compliance and evaluate               |X| Follow up on any open items or
                                  results                                           exceptions noted

                              |X| Review and validate 38a1
                                  documentation
----------------------------- ------------------------------------------- -----------------------------------------
----------------------------- ------------------------------------------- -----------------------------------------
6.   Periodic due             |X| Conduct due diligence meetings                |X| Conduct due diligence meetings
     diligence visits             as deemed necessary.                              as deemed necessary
----------------------------- ------------------------------------------- -----------------------------------------
----------------------------- ------------------------------------------- -----------------------------------------
7.   Conformance with         |X| Establish process for monitoring              |X| Perform periodic monitoring of
     contractual terms.           for conformance with contractual                  contractual terms
                                  terms.

----------------------------- ------------------------------------------- -----------------------------------------

                                                                      Exhibit C



                                  Oversight Fee


         In return for the Oversight Services provided by the Administrator under this Agreement, the Funds shall pay the Administrator an aggregate monthly fee of $20,833, such fee to be allocated by the Funds across all open accounts being maintained by the Funds.

                                                                  Exhibit (e)(4)
                    MASTER ADMINISTRATIVE SERVICES AGREEMENT

                              Amended and Restated
                                 August 1, 2006


                             Exhibit A, as revised:

              February 27, 2007 (Addition of MFS Series Trust XIV)

       May 1, 2007 (Redesignation of MFS Capital Opportunities Series to
                            MFS Core Equity Series)

              June 22, 2007 (Termination of AGF, MVF, IBF and MMB)

            June 29, 2007 (Addition of CCA, CXE, CMK, CIF, CXH, CMU)

 August 1, 2007 (Termination of MFS Institutional International Research Equity
          Fund and MFS Institutional Municipal Money Market Portfolio)


                             Exhibit D, as revised:

                      August 1, 2007 (Revised Fee Schedule)

                    MASTER ADMINISTRATIVE SERVICES AGREEMENT


MASTER ADMINISTRATIVE SERVICES AGREEMENT initially dated the 1st day of March, 1997, and as amended and restated on this 1st day of August, 2006, by and among Massachusetts Financial Services Company, a Delaware corporation (the "Administrator"), and each of the funds (or trusts acting on behalf of their series) identified from time to time on Exhibit A hereto (each a "Fund" and collectively the "Funds").

                              W I T N E S S E T H:

WHEREAS, the Funds have entered into Investment Advisory Agreements with the Administrator (the "Advisory Agreements") pursuant to which the Administrator provides investment advisory services to the Funds;

WHEREAS, the Funds desire to retain the Administrator to render the legal, financial administration and other administrative services required by the Funds in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1. Administrative Services. The Administrator shall, at its expense (subject to Sections 2 and 3 hereof), and subject always to the control of the trustees, directors or other governing body of the Funds (referred to herein as "Trustees"), manage, supervise and conduct all of the day-to-day and ordinary course non-investment related affairs and business of the Funds and matters incidental thereto not required to be provided by the Administrator under the Advisory Agreements (together "Administrative Services"). Exhibit B hereto lists various categories of Administrative Services to be provided by the Administrator hereunder, it being understood that such list is not exhaustive and that the Funds may require Administrative Services in addition to those specified or referenced in Exhibit B. If there occurs a material change in the laws, rules or regulations governing the Funds or related Fund policies that materially increase or decrease the types or quantities of Administrative Services required by the Funds, the Funds and the Administrator shall negotiate in good faith an adjustment to the Administrative Fee payable under Section 5 hereof. In the performance of its duties, the Administrator will comply with the provisions of the Declaration of Trust and Bylaws of each Fund and applicable law, and shall comply with such compliance and other policies and procedures as the Trustees may adopt, approve or determine from time to time.

2. Responsibility for Charges and Expenses. During the term of this Agreement, the Administrator will pay all expenses incurred by it in connection with its obligations under this Agreement, except such expenses as are assumed by the Funds under this Agreement and any expenses that are paid by the Funds or by a party other than the Funds on behalf of the Funds under the terms of any other agreement to which the Funds are a party or a third-party beneficiary. The Administrator further agrees to pay or cause its affiliates to pay all salaries, fees, and expenses of any officer or Trustee of the Funds who is an officer, director, or employee of the Administrator or an affiliate of the Administrator. The Administrator assumes and shall pay for maintaining its staff and personnel and shall, at its own expense, provide the equipment, office space, and facilities necessary to perform its obligations under this Agreement.
The Administrator shall not, under the terms of this Agreement, bear the categories of expenses listed on Exhibit C hereto (although the Administrator or an affiliate may bear certain of these expenses under one or more other agreements).

3. Administrative Services Provided by Third Parties. It is acknowledged and agreed that the Funds will require and bear the costs of administrative services to be provided by third parties in addition to Administrative Services which the Administrator is required to provide or procure at its own expense under this Agreement, such as legal services to be provided by legal counsel to the Funds and the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Funds ("Independent Trustees"), and services to be provided to the Funds by independent accountants or other auditors or consultants which would otherwise constitute Administrative Services ("Separate Third Party Services"). It is further acknowledged and agreed that, from time to time, due to resource constraints or otherwise, the Administrator may cause or arrange for third parties to provide Administrative Services that the Administrator is required to provide or procure at its own expense under this Agreement (e.g., the use of outside legal counsel to draft routine Fund proxy statements or prospectuses) ("Outsourced Third Party Services"). Subject to any policies or procedures that are adopted by the Funds, the Administrator shall pay for the costs of any Outsourced Third Party Service unless it obtains the approval of the Trustees (or a committee or other delegate of the Trustees) for the Funds to bear some or all of such costs prior to causing or arranging for the Outsourced Third Party Service to be provided to the Funds. The parties recognize that there may be circumstances in which it is unclear as to whether a particular administrative service provided by a third party constitutes a Separate Third Party Service or an Outsourced Third Party Service. Subject to any policies or procedures that are adopted by the Funds, the Administrator shall use its best efforts to identify and bring such circumstances to the attention of the Trustees, in which case the Trustees shall, in good faith, determine whether the particular service constitutes a Separate Third Party Service or an Outsourced Third Party Service for purposes of this Agreement. (1)

4. Maintenance of Books and Records. With respect to the provision of Administrative Services, the Administrator will preserve for each Fund that is registered as an investment company with the Securities and Exchange Commission (the "SEC") all records required to be maintained as prescribed by the rules and regulations of the SEC in the manner and for the time periods prescribed by such rules. The Administrator agrees that all such records shall be the property and under the control of each Fund for which they are maintained and shall be made available, within five business days of any request therefore, to the Fund's Trustees or independent accountants during regular business hours at the Administrator's offices. In the event of termination of this Agreement for any reason, all such records shall be returned, without charge, promptly to the appropriate Fund, free from any claim or retention of rights by the Administrator, except that the Administrator may retain copies of such records.

5. Administrative Fee. Each Fund shall pay the Administrator a fee as agreed to from time to time and as set forth in Exhibit D hereto (the "Administrative Fee"). The Administrative Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Administrator on the second to last business day of each calendar month. If this Agreement becomes effective or terminates before the end of any calendar month, the Administrative Fee for the period from the effective date to the end of such calendar month or from the beginning of such calendar month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

6. Non-Exclusivity. The services of the Administrator to the Funds hereunder are not to be deemed exclusive and the Administrator shall be free to render similar services to others.

7. Standard of Care. Neither the Administrator, nor any of its directors, officers, stockholders, agents or employees, shall be liable or responsible to any Fund or its shareholders for any error of judgment, mistake of law or any loss arising out of any act or omission in the performance by the Administrator of its duties under this Agreement, except for liability resulting from (a) willful misfeasance, (b) bad faith, (c) gross negligence, or (d) reckless disregard by the Administrator of its obligations and duties under this Agreement.

8. Term, Termination, Amendment and Assignment. This Agreement shall begin on the date first written above and shall continue indefinitely with respect to each Fund until terminated as follows:

         (i) the Agreement may be terminated at any time, without payment of any penalty, by the Trustees of the Fund upon sixty (60) days' written notice to the Administrator;
__________________
(1) The Funds/Trustees and the Administrator may from time to time develop written policies designed to delineate various administrative services and responsibilities to be provided by third party service providers to the Funds or the Independent Trustees (for which the Funds bear the associated expenses), on the one hand, and those to be provided by the Administrator at is own expense, on the other, as well as procedures to be followed by the Administrator in utilizing third party service providers on behalf of the Funds. In this regard, reference is made to the document entitled "Role of Ropes & Gray LLP as Counsel to the MFS Funds and the Independent Trustees," as it may be amended from time to time.

          (ii) the Agreement may be terminated by the Administrator with respect to any Fund at any time upon sixty (60) days' written notice to the Fund; and

         (iii) if the Trustees of the Fund, including a majority of the Independent Trustees, do not specifically approve at least annually the continuance of this Agreement, then this Agreement shall automatically terminate at the close of business on the anniversary of its execution, or upon the expiration of one year from the effective date of the last such continuance, whichever is later.

         This Agreement may be amended at any time by a written agreement executed by each party hereto and may be assigned with respect to any Fund only with the written consent of the Fund and the Administrator.

9. Miscellaneous.

         a. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         b. Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the domestic substantive laws of The Commonwealth of Massachusetts, without giving effect to any conflicts or choice of laws rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

         c. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         d. Joinder of Funds. In the event that additional funds are created from time to time which desire to retain the Administrator to provide them with Administrative Services pursuant to this Agreement, the Administrator and the additional fund may jointly amend Schedule A hereto to add the additional fund, and the additional fund shall thereafter be deemed a "Fund" for all purposes of this Agreement. The consent of the other parties to this Agreement shall not be required to amend Schedule A hereto.

          e. Scope of Fund's Obligations. A copy of the Declaration of Trust of each Fund (or trust of which the Fund is a series) organized as a Massachusetts business trust (each a
                  "Trust"), is on file with the Secretary of State of The Commonwealth of Massachusetts. The Administrator acknowledges that the obligations of or arising out of this Agreement are not binding upon any of a Trust's Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest thereunder and hereunder. If this Agreement is executed by a Trust on behalf of one or more series of the Trust, the
                  Administrator further acknowledges that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this Agreement are binding solely upon the assets or property of the series on whose behalf the Trust has executed this Agreement. The Administrator also agrees that the obligations of each Fund hereunder shall be several and not joint nor joint and several, in accordance with its proportionate interest hereunder, and agrees not to proceed (by way of claim, set-off or otherwise) against any Fund for the obligations of another Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affiliated, as of the date first written above.

                                        On behalf of the MFS Family
                                        of Funds, MFS Closed-End
                                        Funds and MFS Institutional
                                        Funds listed on Exhibit A
                                        hereto


                                        By: /s/ J. Atwood Ives
                                        ---------------------------------------
                                                J. Atwood Ives
                                                Chair of the Trustees


                                        MASSACHUSETTS FINANCIAL SERVICES COMPANY


                                        By:   /s/ Robert C. Pozen
                                        ----------------------------------------
                                                  Robert C. Pozen
                                                  Chairman

                                                            As of August 1, 2007

              Master Administrative Services Agreement - Exhibit A
Funds

MFS Family of Funds

         MFS Series Trust I:
         -------------------
             MFS Cash Reserve Fund
             MFS Core Equity Fund
             MFS Core Growth Fund
             MFS New Discovery Fund
             MFS Research International Fund
             MFS Technology Fund
             MFS Value Fund

         MFS Series Trust II:
             MFS Emerging Growth Fund

         MFS Series Trust III:
            MFS High Income Fund
            MFS High Yield Opportunities Fund
            MFS Municipal High Income Fund

         MFS Series Trust IV:
            MFS Government Money Market Fund
            MFS Mid Cap Growth Fund
            MFS Money Market Fund

         MFS Series Trust V:
             MFS International New Discovery Fund
             MFS Research Fund
             MFS Total Return Fund

         MFS Series Trust VI:
             MFS Global Equity Fund
             MFS Global Total Return Fund
             MFS Utilities Fund

         MFS Series Trust VII:


         MFS Series Trust VIII:
             MFS Global Growth Fund
             MFS Strategic Income Fund


         MFS Series Trust IX:
             MFS Bond Fund
             MFS Inflation-Adjusted Bond Fund
             MFS Limited Maturity Fund
             MFS Municipal Limited Maturity Fund
             MFS Research Bond Fund
             MFS Research Bond Fund J

         MFS Series Trust X:
            MFS Aggressive Growth Allocation Fund
            MFS Conservative Allocation Fund
            MFS Emerging Markets Debt Fund
            MFS Emerging Markets Equity Fund
            MFS Floating Rate High Income Fund
            MFS Growth Allocation Fund
            MFS International Diversification Fund
            MFS International Growth Fund
            MFS International Value Fund
            MFS Moderate Allocation Fund
            MFS New Endeavor Fund
            MFS Strategic Value Fund

         MFS Series Trust XI:
            MFS Mid Cap Value Fund
            MFS Union Standard Equity Fund

         MFS Series Trust XII:
            MFS Lifetime Retirement Income Fund
            MFS Lifetime 2010 Fund
            MFS Lifetime 2020 Fund
            MFS Lifetime 2030 Fund
            MFS Lifetime 2040 Fund
            MFS Sector Rotational Fund

         MFS Series Trust XIII:
             MFS Diversified Income Fund
             MFS Government Securities Fund

         MFS Series Trust XIV:
             MFS Institutional Money Market Portfolio

         MFS Municipal Series Trust:
             MFS Alabama Municipal Bond Fund
             MFS Arkansas Municipal Bond Fund
             MFS California Municipal Bond Fund
             MFS Florida Municipal Bond Fund
             MFS Georgia Municipal Bond Fund
             MFS Maryland Municipal Bond Fund
             MFS Massachusetts Municipal Bond Fund
             MFS Mississippi Municipal Bond Fund
             MFS New York Municipal Bond Fund
             MFS North Carolina Municipal Bond Fund
             MFS Pennsylvania Municipal Bond Fund
             MFS South Carolina Municipal Bond Fund
             MFS Tennessee Municipal Bond Fund
             MFS Virginia Municipal Bond Fund
             MFS West Virginia Municipal Bond Fund
             MFS Municipal Income Fund

         MFS Growth Opportunities Fund

         Massachusetts Investors Growth Stock Fund

         MFS Government Limited Maturity Fund

         Massachusetts Investors Trust

II.      MFS Closed-End Funds
         --------------------
             MFS Charter Income Trust
             MFS Government Markets Income Trust
             MFS Intermediate Income Trust
             MFS Multimarket Income Trust
             MFS Municipal Income Trust
             MFS Special Value Trust
             MFS Special Value Trust
             MFS California Insured Municipal Fund
             MFS High Income Municipal Fund
             MFS InterMarket Income Trust I
             MFS Intermediate Grade Municipal Trust
             MFS High Yield Municipal Trust


III.     MFS Institutional Funds
             MFS Institutional International Equity Fund
             MFS Institutional Large Cap Value Fund


         MFS Variable Insurance Trust:
             MFS Core Equity Series
             MFS Emerging Growth Series
             MFS Global Equity Series
             MFS High Income Series
             MFS Investors Growth Stock Series
             MFS Investors Trust Series
             MFS Mid Cap Growth Series
             MFS Money Market Series
             MFS New Discovery Series
             MFS Research Bond Series
             MFS Research International Series
             MFS Research Series
             MFS Strategic Income Series
             MFS Total Return Series
             MFS Utilities Series
             MFS Value Series

                                                                       Exhibit B

                             Administration Services


I.       FINANCIAL ADMINISTRATIVE SERVICES.

         A.       General Services.

         1. Prepare such financial information of the Fund as is reasonably necessary for reports to shareholders of the Fund, reports to the Fund's Trustees and officers, and reports to appropriate regulatory authorities including, without limitation, prospectuses, shareholder reports, shareholder notices, proxy statements and other periodic reports and render statements or copies of records as from time to time are reasonably requested by the Fund.

         2. Facilitate audits of accounts by the Fund's independent public accountants or by any of the auditors employed or engaged by the Fund or by any regulatory body with jurisdiction over the Fund. Coordinate with, and monitor the performance of, the custodian banks retained by the Fund to perform the necessary custodial services for the Fund including, without limitation, the safekeeping of the funds and securities.

         3. Negotiate contracts for computing the Fund's net asset value per share, and, if applicable, its public offering price and/or its daily dividend rates and money market yields and other investment performance quotations, in accordance with sub-paragraph C below, and oversee the notification to the Fund and such other persons as the Fund may reasonably request of the net asset value per share, the public offering price and/or its daily dividend rates and money market yields and other investment performance quotations (with the expenses under such contracts to be paid separately by the Funds).

         B. Valuation of Securities. The Administrator shall ensure that the value of the Fund's securities is computed in accordance with governing law, rules and regulations, the Fund's governing instruments and subject to the oversight and direction of the Fund's Trustees. The Administrator shall oversee the use of one or more external pricing services (at the separate expense of the Funds) to provide the value of a Fund's securities, including broker/dealers, provided that the Fund's Trustees or a committee or an individual designated by the Fund's Trustees has approved the use of such pricing services.

         The Administrator shall administer the Valuation Policies approved by the Trustees for the Fund, including the implementation and application of fair valuation methods and security valuation factors for applicable securities and other assets, including those provided by third-party service providers at the expense of the Funds, and provide such reports to the Fund's Trustees or a committee thereof as is required by such Policies or otherwise requested.

         C. Computation of Net Asset Value, Public Offering Price, Daily Dividend Rates and Performance Quotations. The Administrator shall assure that the Fund's net asset value, net income, public offering price, dividend rates and money market yields, if applicable, and other investment performance quotations are calculated in a manner and at such time or times as the Fund shall direct and in accordance with governing law, rules and regulations and the Fund's governing instruments and subject to the oversight and direction of the Fund's Trustees. The Administrator will oversee the computation of the net asset value and public offering price as calculated by service providers of the Funds.

         D.       Other Financial Administration Services.

         1. Provide Treasurers or Assistant Treasurers to serve as officers of the Fund;

         2. Coordinate the meetings of the Audit Committees of the Fund, assure that meetings are scheduled and that agendas are prepared; participate in meetings of the Audit Committee;

         3. Review contracts and negotiate fees for the Fund for services such as independent audit fees, custodian fees, bank lines of credit, transfer agent fees and the fees of other service providers to the Fund;

         4. Oversee the preparation of accounting records by service providers of the Fund required to be maintained by the Fund. Assure that any audit of Fund records is coordinated and completed timely;

         5. Direct the preparation of Fund Financial Statements and Footnotes included in shareholder and other regulatory reports. Assure that all statements and disclosures are in accordance with generally accepted accounting principles and that disclosures meet current regulatory or accounting requirements. Establish and maintain disclosure controls and internal controls over financial reporting to assist in the Funds' officers certification under the Sarbanes-Oxley Act of 2002;

         6. Calculate and/or oversee the calculation of income and capital gain distributions for applicable funds. Assure that all distributions of the Fund meet the distribution and excise tax requirements to assure qualification and to minimize taxes paid by the Fund;

         7. Establish the tax policies and procedures for the Fund; maintain procedures and policies with respect to tax matters; maintain or oversee the maintenance of certain tax accounting records of the Fund; complete or review tax returns and excise tax forms for the Fund; assist in preparing the 1099-DIV information delivered to shareholders;

         8. Prepare materials for the Trustees of the Fund and committees thereof, including materials for board meetings and in connection with the renewal of investment advisory and distribution contracts;

9. Direct the accrual of Fund expenses; review and approve all invoices submitted to the Fund;

10. Calculate total return and other performance information for each Fund and its respective classes;

11. Prepare and file or oversee preparation and review the Funds' annual and semi-annual N-CSR and other periodic reports; and

12.               Administer the Funds' securities lending program.


II.               LEGAL ADMINISTRATIVE SERVICES.

         A. Organizational Matters and Initial Registration.

         1. Draft, negotiate as appropriate, and file with appropriate regulatory authorities the Fund's charter documents, service contracts, and registration statement or other similar registration documentation (the "Registration Statement"), except that the out-of-pocket expenses incurred in connection therewith shall be paid by the Funds;

         2. Otherwise arrange for and oversee registration and qualification of the Fund's shares, except that the out-of-pocket expenses incurred in connection therewith shall be paid by the Funds.

         B.       Ongoing Regulatory Filings, Reports and Meetings.

1. Prepare and file with appropriate regulatory authorities amendments to the Fund's Registration Statement, and supplements to the Fund's prospectus and statement of additional information;

2. Design and draft documents or materials required to be prepared by or on behalf of the Fund for distribution to shareholders of the Fund, the Fund's Trustees and officers and any governmental officers or commissions as required of the Fund including, without limitation, prospectuses, shareholder reports, shareholder notices and proxy statements;

3. Prepare and file or oversee preparation and review and provide legal guidance on the Fund's annual, semi-annual and other periodic reports and tax filings and reports;

4. Establish and maintain a disclosure controls and procedures program to assist in the Funds' officers certification under the Sarbanes-Oxley Act of 2002;

5. Develop or assist in developing guidelines and procedures to improve overall compliance by the Funds;

6. Provide consultation and advice for resolving compliance questions together with the Funds' outside legal counsel;

7. Prepare and file with appropriate regulatory authorities various reports in order to maintain the Fund's status in good standing;

8.                Arrange for and attend shareholders' meetings;

9. Prepare the Fund's representatives who will attend shareholder meetings and all necessary materials in connection with such meetings including, without limitation, a written script for such meetings, minutes and any follow-up documents.

         C. Securities Trading and Investment Practices.

         1. Review and negotiate private placement and municipal securities offering documentation and provide legal guidance on transfer restrictions;

         2. Provide guidance on legal considerations relating to the types and levels of ownership of securities, including foreign securities;

         3. Draft and negotiate documentation necessary to permit the Fund to engage in a variety of derivative and securities trading practices and provide legal guidance with respect to these practices.

         D. Regulated Activities. Applicable securities laws regulate numerous aspects of the Fund's business, including such matters as the Fund's: prospectus disclosure; investment activities; affiliated transactions; investment in senior securities; sales, redemptions and exchanges; distribution of income and capital gains; distribution of Fund shares; board composition; code of ethics; fidelity bond; custodial services; and investment advisory and distribution contracts. The Administrator will provide the Fund with legal guidance with respect to these matters and to the general application of securities laws to the Fund's business.

         E. Tax Considerations. Procure legal guidance with respect to the application of tax rules to the Fund and analysis from a tax perspective new types of securities, investment practices and investment products or practices as may be appropriate for the Fund (it being understood that such legal guidance and analysis provided by third-parties will be at the expense of the Fund).


         F.       Board Matters.

         1. Coordinate and prepare agendas and materials for and attend board and committee meetings, draft and keep records of minutes of such meetings, and coordinate any follow up issues; and

         2. Provide advice and guidance and prepare materials on legal issues relevant to the Fund's business, including composition of the governing board.

         G.       Miscellaneous/Extraordinary Events.

         1. Supervise outside legal counsel retained at the expense of the Fund with respect to litigation brought by the Fund and against the Fund and negotiate litigation settlements and pre-litigation settlements and work-out arrangements;

         2. Obtain the required documentation to be filed in connection with any lawsuits against the Fund and provide information or expertise on administrative matters affecting such litigation;

         3. Provide legal guidance on alternative distribution structures for the Fund's shares (such as the adoption of a multiple class structure);

         4. Review all contracts concerning the acquisition of other investment companies or the liquidation of the Fund, draft, negotiate and file various documentation required in connection therewith, provide guidance on the manner such transactions should be structured to comply with applicable law and obtain at the Fund's expense legal opinions and regulatory authority rulings necessary for such transactions to comply with applicable law;

         5. Seek formal guidance from regulatory authorities concerning the application of various regulations to the Fund and seek exemptive relief where appropriate; and

         6. Provide or arrange for all other legal services that constitute Administrative Services required by the Fund and not otherwise provided for under this Agreement (it being understood that various legal services will be provided to the Fund and the Independent Trustees at the expense of the Funds, as described in Section 3 of the Agreement).

III.     OTHER ADMINISTRATIVE SERVICES.

         1. Arrange for persons or other entities to serve as transfer agent, registrar or dividend disbursing agent as required by the Fund, and provide legal guidance on applicable laws regulating such agents;

         2. Arrange for consideration by the Board of appropriate or necessary insurance coverage for the Fund;

         3. Develop and implement procedures to monitor each Fund's compliance with:

               o Regulatory requirements as required by Rule 38a-1 of the Investment Company Act of 1940, as amended;
               o Each Fund's investment policies and restrictions as set forth in each Fund's currently effective Prospectus and Statement of Additional Information filed under the Securities Act of 1933, as amended;
               o Establishing and maintaining an anti-money laundering program to assist in the Funds' compliance with the USA Patriot Act and the Bank Secrecy Act;
               o    Performing IRS sub-Chapter M testing;
               o Reviewing and filing with the NASD semi-annual and annual reports;
               o Assisting in training of certain MFS personnel including Portfolio Managers and other investment staff;
               o Monitoring "Access Persons" transactions and their adherence under the terms of the Funds' Code of Ethics Policy;
               o Providing assistance and resources to the Funds' Independent Chief Compliance Officer ("ICCO") as requested by the ICCO.

         4. Prepare, and arrange for the printing and mailing of, any necessary investment communications;

         5. Arrange for the printing and mailing of any documents or written materials required to be prepared by or on behalf of the Fund including, without limitation, stock certificates, prospectuses, shareholder reports, shareholder notices, proxy statements and reports to governmental officers and commissions;

         6. Arrange for any other printing, production and delivery services required of the Fund and not otherwise specifically provided for under this Agreement;

         7. Provide a system of internal controls adequate to carry-out the business of the Fund and arrange for the annual report on internal controls of the Fund and its agents;

         8. Review the Fund's disclosure documents to ensure that disclosures and policies conform to the Fund's actual operation;

         9. Provide for the calculation and timely disbursement of appropriate regulatory authority registration fees; and

        10. Oversee and assist in the coordination of, and as the Trustees may reasonably request or deem appropriate, make reports and recommendations to the Trustees on, the performance of administrative and professional services rendered to the Fund by others, including the custodian, accountants, attorneys, underwriters, brokers and dealers, insurers, banks, transfer agents and dividend disbursing agents and such other persons in any such other capacity deemed necessary or desirable by the Trustees.

                                                                      Exhibit C

                    Categories of Non-Administrator Expenses

a. The fees and expenses described in Article 2(b) or Section 2.2(b) of the MFS Family of Funds' Advisory Agreements and
                  Article 5 of the MFS/Sun Life Series Trust and Compass Product's Advisory Agreements.
b. Investment advisory fees and other expenses associated with the investment management of the Funds' portfolios.
c. Costs of brokerage fees, commissions, ticket charges and transfer taxes in connection with the purchase and sale of portfolio securities and other assets for the Funds.
d. Distribution and marketing expenses of the Funds, including Rule 12b-1 fees. e. Expenses of the Funds for transfer agent(s), registrar(s) and dividend disbursing agent(s). f. Expenses of the Funds for custodian(s) and related custodial services. g. Except as described in Section 3 of the Agreement, costs of Fund accounting services provided by third parties to the Funds, including the fund accounting services of the type currently provided by State Street Bank to the MFS Funds.
h. Except as described in Section 3 of the Agreement, costs of services provided by independent accountants and outside legal and tax counsel to the Funds and the Independent Trustees.
i.                Taxes, if any, levied against the Funds.
j. Costs, including interest expenses, commitment fees, facilities fees and unused line fees of any borrowings made by the Funds.
k.                The Funds' allocable portion of the fidelity bond required by
                  Section 17(g) of the Investment Company Act of 1940, and directors' and officers' liability and other insurance premiums.
l. Proxy filing fees and the costs of printing and mailing of any proxy materials for meetings of shareholders' of the Funds.
m. All applicable registration and filing fees required to be paid by the Funds under federal and state securities laws.
n. The Funds' allocable portion of expenses of obtaining quotations and other pricing information for calculating the value of the Fund's net assets, including the costs of independent pricing services.
o. Fees, expenses and other compensation of or payable by the Funds to Independent Trustees, including expenses to maintain the Independent Trustees' retirement plan, including actuarial services provided by Watson Wyatt Wordwide.
p. Printing, mailing and filing costs associated with the preparation and distribution of registration statements, prospectuses and reports of the Fund to its shareholders, the filing of reports with regulatory bodies, the maintenance of the Trust's existence and qualification to do business, and the registration of shares with federal and state securities authorities.
q. Extraordinary expenses as may arise, including judgments and expenses incurred in connection with litigation, bankruptcies, workouts and restructurings, proceedings and other claims against the Funds, and the legal obligations of the

                  Funds  to  indemnify  its  trustees,  officers,   employees,
                  shareholders, distributors, and agents with respect thereto.
r. The Funds' allocable portion of dues for membership in various industry organizations, including the Investment Company Institute, the Independent Directors' Forum and the Mutual Funds Directors Forum.
s. The costs of third-party software used for the Funds' financial reporting, N-SAR reporting, tax preparation and registration statement preparation as appropriately allocated to the Funds.
t. Costs of third-party tax notification services used for the Funds (e.g., Ernst & Young's PFIC list). u. The costs of third-party legal advice regarding state tax law issues for the municipal Funds. v. The allocable costs of third-party legal services to review loan documentation for the MFS Floating Rate
                  High Income Fund and other Funds that purchase bank loans.
w. The costs of third-party legal, accounting or other expert advice incurred in connection with an examination, investigation, enforcement proceeding, litigation or other regulatory proceeding of or against the Funds.

                                                       Effective August 1, 2007

              Master Administrative Services Agreement - Exhibit D

                               Administrative Fee


         In return for the Administrative Services provided by the Administrator under this Agreement, each Fund, other than MFS Institutional Money Market Portfolio, shall pay the Administrator fees as described below:

         (i) Fixed Fee: Regardless of asset size, each Fund shall pay an annual fee to the Administrator in the amount of $17,500.

         (ii) Asset-Based Fee: In addition to the Fixed Fee, each Fund, other than Funds that invest substantially all of their assets in other Funds ("Asset Allocation Funds")(2), shall pay a fee at the following annual rates, stated as a percentage of the average daily net assets of the Fund:

     0.0000% on average daily net assets from $0 to $50 million;

     0.0155% on average daily net assets in excess of $50 million and less than or equal to $750 million;

     0.0150% on average daily net assets in excess of $750 million and less than or equal to $1.5 billion;

     0.0143% on average daily net assets in excess of $1.5 billion and less than or equal to $2.5 billion;

     0.0120% on average daily net assets in excess of $2.5 billion and less than or equal to $4.0 billion; and

     0.0000% on average daily net assets in excess of $4.0 billion.

         (iii) Maximum Fees: The maximum aggregate fees payable by the Funds for the period August 1, 2007, to December 31, 2007, shall be $5.3 million.




______________________
(2) The Asset Allocation Funds will only be charged the fixed fee of $17,500. The Asset Allocation Funds already incur administrative services fees indirectly through their holdings in the underlying Funds.

         IN WITNESS WHEREOF, the parties hereto have caused this Exhibit D to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affiliated, as of the date first written above.

                                        On behalf of the MFS Family
                                        of Funds, MFS Closed-End
                                        Funds and MFS Institutional
                                        Funds listed on Exhibit A
                                        to this Agreement


                                        By:  /s/ Susan S. Newton
                                        ---------------------------------------
                                                 Susan S. Newton
                                                 Assistant Secretary


                                        MASSACHUSETTS FINANCIAL SERVICES COMPANY


                                        By: /s/ Robert J. Manning
                                        ---------------------------------------
                                                Robert J. Manning
                                                Chief Executive Officer, Chief
                                                Investment Officer and
                                                President

                                                                 Exhibit (e)(5)
                          FIDELITY BOND CLAIM AGREEMENT


          THIS MASTER FIDELITY BOND CLAIM AGREEMENT dated November 1, 1993, as amended and restated June 12, 2002, by and among (i) each of the funds listed from time to time in Exhibit A (collectively, the "Funds" or "Fund Parties") and (ii) Massachusetts Financial Services Company ("MFS"), MFS Service Center, Inc. ("MFSC"), MFS Fund Distributors, Inc. ("MFD"), MFS Heritage Trust Company, MFS Institutional Advisors, Inc., MFS International Ltd., MFS Holdings Australia Pty Ltd., and MFS Retirement Services, Inc. (collectively, the "MFS Parties").

         WHEREAS, MFS or certain other MFS Parties act as investment adviser to all of the Funds and certain other clients, MFD acts as distributor for certain of the Funds and MFSC acts as the transfer and shareholder servicing agent for certain of the Funds; and from time to time hereafter each may act in the same capacities with respect to other clients including other investment companies;

         WHEREAS, all the parties hereto are named insureds under broker's blanket bonds issued by National Union Insurance Company/Federal Insurance Company ("National Union"), by Chubb & Sons Insurance Company ("Chubb"), by Gulf Insurance Company ("Gulf") and by ICI Mutual Insurance Company ("ICI"), and/or such other insurance companies as from time to time may insure parties hereto as such bonds may be amended and/or restated from time to time (collectively the "Bonds");

         WHEREAS, the parties desire to establish (i) the criteria by which the premium for the Bonds shall be allocated among the parties, (ii) the basis on which additional investment companies for which MFS, or any subsidiary thereof, may hereafter act as investment adviser and/or for which MFD may act as distributor, and additional affiliates of MFS may from time to time be added as named insureds under the Bonds and (iii) the criteria by which losses in excess of the face amounts of the Bonds shall be allocated among the parties.

         NOW THEREFORE, it is agreed as follows:

1. Each of the Funds shall pay a portion of each premium which shall be determined as of a specified date (the "Date") which is the same date for all Fund Parties by calculating the proportion which the minimum amount of fidelity bond coverage required for such Fund (calculated in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, ("Rule 17g-1")) bears to the total amount of coverage provided for under the Bonds and applying said proportion to the total annual premium. The amount remaining after calculating the portions of the premium to be paid by the Funds shall be paid by MFS or such MFS Parties as MFS shall determine.

2. If National Union, Chubb, Gulf and/or ICI (or such other insurers as from time to time may insure the parties hereto) are willing without additional premium until the next renewal date to add, as an insured under any of the Bonds, (i) any investment company permitted to be included on the Bonds pursuant to Rule 17g-1 for which MFS (or any subsidiary thereof) may act as investment adviser and/or for which MFD may act as distributor, or (ii) any affiliate of MFS permitted to be included on the Bonds pursuant to Rule 17g-1, the parties hereto agree
         (a) that such addition may be made, (b) that such investment company shall become a party to this Agreement and be included within the terms "Funds" and "Fund Parties" and (c) that such affiliate shall become a party to this Agreement and be included within the term "MFS Parties."

3. In the event that the claims of loss of two or more insureds under the Bonds are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the face amount of the Bonds but the total amount payable on such claims is limited to the face amount of the Bonds, the following rules for determining, as among such insureds, the priority of satisfaction of the claims under the Bonds shall apply:

A. All claims of Funds which have been duly proved and established under the Bonds shall be satisfied in full before satisfaction of any claims of MFS or other MFS Parties, if any.

B. If the claims of Funds which have been duly proved and established under the Bonds exceed the face amount of the Bonds, the insurance proceeds shall be applied to those claims in the following manner:

(i) first, the insurance proceeds shall be applied to the claim of each Fund up to its respective minimum fidelity bond requirement as determined pursuant to paragraph one above with respect to the Funds; and


(ii) the remaining amount of insurance proceeds then shall be applied to the unsatisfied claims of the Funds in proportion to their respective minimum fidelity bond requirements as determined pursuant to paragraph one above with respect to the Funds.

C. If after giving effect to Paragraph A there remains a portion of the insurance under the Bonds available for the satisfaction of claims of MFS or other MFS Parties, if any, which have been duly proved and established under the Bonds, such remainder shall be applied as MFS shall determine.

         4. This Agreement hereby supercedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

         5. The Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

         6. Exhibit A hereto may be amended from time to time to reflect the changes in the funds insured under the Bonds.

         7. A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts. Each party hereto acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Fund's Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Fund. If this Agreement is executed by the Fund on behalf of one or more series of the Fund, each party hereto further acknowledges that the assets and liabilities of each series are separate and distinct and that the obligations of or arising out of this Agreement concerning a series are binding solely upon the assets or property of such series and not upon the assets or property of any other series.

     8. This Agreement may be amended or modified only with the prior written consent of the parties hereto.


                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers thereunto duly authorized, all as of the day and year first above written.




MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFS INSTITUTIONAL ADVISORS, INC.
MFS INTERNATIONAL LTD.
By: /s/ Robert T. Burns
------------------------
        Robert T. Burns
        Secretary

MFS HERITAGE TRUST COMPANY

By: /s/ Robert T. Burns
   ---------------------
        Robert T. Burns
        Clerk

MFS FUND DISTRIBUTORS, INC.
MFS RETIREMENT SERVICES, INC.
MFS SERVICE CENTER, INC.
MFS INSTITUTIONAL ADVISORS (AUSTRALIA) LTD.

By: /s/ Robert T. Burns
   ------------------------
        Robert T. Burns
        Secretary



On Behalf of the Funds Listed From Time to Time
On Exhibit A Hereto:

By:  /s/ James R. Bordewich, Jr.
   -------------------------------
         James R. Bordewick, Jr.
         Assistant Secretary or Assistant Clerk

                                                   FIDELITY BOND CLAIM AGREEMENT
                                                                       EXHIBIT A
                                                         As of February 27, 2007

MFS SERIES TRUST I
  MFS Cash Reserve Fund
  MFS Core Growth Fund
  MFS Core Equity Fund
  MFS New Discovery Fund
  MFS Research International Fund
  MFS Strategic Growth Fund
  MFS Technology Fund
  MFS Value Fund

MFS SERIES TRUST II
  MFS Emerging Growth Fund

MFS SERIES TRUST III
  MFS High Income Fund
  MFS High Yield Opportunities Fund
  MFS Municipal High Income Fund

MFS SERIES TRUST IV
  MFS Government Money Market Fund
  MFS Mid Cap Growth Fund
  MFS Money Market Fund
  MFS Municipal Bond Fund

MFS SERIES TRUST V
  MFS Research Fund
  MFS Total Return Fund
  MFS International New Discovery Fund

MFS SERIES TRUST VI
  MFS Global Equity Fund
  MFS Global Total Return Fund
  MFS Utilities Fund

MFS SERIES TRUST VII
  MFS Capital Opportunities Fund

MFS SERIES TRUST VIII
  MFS Global Growth Fund
  MFS Strategic Income Fund

MFS SERIES TRUST IX
  MFS Bond Fund
  MFS Inflation-Adjusted Bond Fund
  MFS Intermediate Investment Grade Bond Fund
  MFS Limited Maturity Fund
  MFS Municipal Limited Maturity Fund

  MFS Research Bond Fund
  MFS Research Bond Fund J

MFS SERIES TRUST X
  MFS Aggressive Growth Allocation Fund
  MFS Conservative Allocation Fund
  MFS Emerging Markets Debt Fund
  MFS Emerging Markets Equity Fund
  MFS Floating Rate High Income Fund
  MFS Growth Allocation Fund
  MFS International Diversification Fund
  MFS International Growth Fund
  MFS International Value Trust
  MFS Moderate Allocation Fund
  MFS New Endeavor Fund
  MFS Strategic Value Fund

MFS SERIES TRUST XI
  MFS Mid Cap Value Fund
  MFS Union Standard Equity Fund

MFS SERIES TRUST XII
  MFS Lifetime Retirement Income Fund
  MFS Lifetime 2010 Fund
  MFS Lifetime 2020 Fund
  MFS Lifetime 2030 Fund
  MFS Lifetime 2040 Fund
  MFS Sector Rotational Fund

MFS SERIES TRUST XIII
MFS Diversified Income Fund
MFS Government Securities Fund

MFS SERIES TRUST XIV
MFS Institutional Money Market Portfolio
MFS Institutional Municipal Money Market Portfolio

STAND-ALONE FUNDS
  MFS Growth Opportunities Fund
  Massachusetts Investors Growth Stock Fund
  MFS Government Limited Maturity Fund
  Massachusetts Investors Trust

CLOSED-END FUNDS
  MFS Charter Income Trust
  MFS Government Markets Income Trust
  MFS Intermediate Income Trust
  MFS Multimarket Income Trust
  MFS Municipal Income Trust
  MFS Special Value Trust

MFS MUNICIPAL SERIES TRUST

  MFS Alabama Municipal Bond Fund
  MFS Arkansas Municipal Bond Fund
  MFS California Municipal Bond Fund
  MFS Florida Municipal Bond Fund
  MFS Georgia Municipal Bond Fund
  MFS Maryland Municipal Bond Fund
  MFS Massachusetts Municipal Bond Fund
  MFS Mississippi Municipal Bond Fund
  MFS New York Municipal Bond Fund
  MFS North Carolina Municipal Bond Fund
  MFS Pennsylvania Municipal Bond Fund
  MFS South Carolina Municipal Bond Fund
  MFS Tennessee Municipal Bond Fund
  MFS Virginia Municipal Bond Fund
  MFS West Virginia Municipal Bond Fund
  MFS Municipal Income Fund

MFS INSTITUTIONAL TRUST
  MFS Institutional International Equity Fund
  MFS Institutional International Research Equity Fund
  MFS Institutional Large Cap Value Fund

MFS VARIABLE INSURANCE TRUST
  MFS Capital Opportunities Series
  MFS Emerging Growth Series
  MFS Global Equity Series
  MFS High Income Series
  MFS Investors Growth Stock Series
  MFS Investors Trust Series
  MFS Mid Cap Growth Series
  MFS Money Market Series
  MFS New Discovery Series
  MFS Research Bond Series
  MFS Research International Series
  MFS Research Series
  MFS Strategic Income Series
  MFS Total Return Series
  MFS Utilities Series
  MFS Value Series

SUN LIFE PRODUCTS
MFS/Sun Life Series Trust:
  Bond Series
  Capital Appreciation Series
  Capital Opportunities Series
  Core Equity Series
  Emerging Growth Series
  Emerging Markets Equity Series
  Global Governments Series
  Global Growth Series
  Global Total Return Series
  Government Securities Series
  High Yield Series
  International Growth Series
  International Value Series
  Massachusetts Investors Growth Stock Series
  Massachusetts Investors Trust Series
  Mid Cap Growth Series
  Mid Cap Value Series
  Money Market Series
  New Discovery Series
  Research International Series
  Research Series
  Strategic Growth Series
  Strategic Income Series
  Strategic Value Series
  Technology Series
  Total Return Series
  Utilities Series
  Value Series

Compass Variable Accounts:
-------------------------
    Capital Appreciation Variable Account
    Government Securities Variable Account
    Global Governments Variable Account
    High Yield Variable Account
    Money Market Variable Account
    Total Return Variable Account

                                                                  Exhibit (e)(6)

                        FORM OF INDEMNIFICATION AGREEMENT

         This Indemnification Agreement (this "Agreement") is made as of January 24, 2006 by and between (i) each investment company listed on Appendix A hereto, as the same may be amended from time to time, acting on behalf of itself and each of its portfolio series whether existing on the date hereof or subsequently established (the "Funds") and (ii) the trustee of the Funds whose name is set forth on the signature page (the "Trustee").

         WHEREAS, the Trustee is a trustee of the Funds, and the Funds wish the Trustee to continue to serve in that capacity;

         WHEREAS, the declarations of trust of the Funds do not limit any rights to indemnification that the Trustee may be entitled to by contract or otherwise under law; and

         WHEREAS, to induce the Trustee to continue to provide services to the Funds as a trustee of the Funds and to provide the Trustee with contractual assurance that indemnification will be available to the Trustee, the Funds desire to provide the Trustee with protection against personal liability and delineate certain procedural aspects relating to indemnification and advancement of expenses, as more fully set forth herein.

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements set forth herein, the parties hereby agree as set forth below.

Item 11. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

         "Disabling Conduct" shall mean the Trustee's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

         "Expenses" shall include without limitation all judgments, penalties, fines, amounts paid in settlement or compromise, prohibited transaction excise taxes, liabilities, losses, interest, expenses of investigation, attorneys' fees, retainers, court costs, transcript costs, fees of experts and witnesses, expenses of preparing for and attending depositions and other proceedings, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other costs, disbursements or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating or acting as a witness in a Proceeding.

         "Final Adjudication" shall mean a final adjudication by court order or judgment of the court or other body before which a matter is pending, from which no further right of appeal or review exists.

          "Non-Party Trustee" shall mean a trustee of a Fund who is not (i) an "interested person" of such Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, (ii) a party to the Proceeding with respect to which indemnification or advances are sought or (iii) a party to any other Proceeding based on the same or similar grounds that is then or has been pending.

         The term "Proceeding" shall include without limitation any threatened, pending or completed claim, demand, discovery request, request for testimony or information, action, suit, arbitration, alternative dispute mechanism, investigation, hearing or other proceeding, including any appeal from any of the foregoing, whether civil, criminal, administrative or investigative and, except as otherwise provided herein, shall also include any proceeding brought by or in the right of any Fund and any proceeding brought by a Trustee against any Fund.

         The Trustee's "service to a relevant Fund" or "service to such Fund" shall include without limitation the Trustee's service as a trustee or advisory trustee of the Fund and his or her service at the request of the Fund as a trustee, director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

         "Special Counsel" shall mean a law firm, or a member of a law firm, that is experienced in matters of investment company law and neither at the time of designation is, nor in the five years immediately preceding such designation was, retained to represent (i) the relevant Fund or the Trustee (except that a majority of the Non-Party Trustees may determine, in their sole discretion, that any prior representation of the Fund or Trustee shall not disqualify such law firm or a member of a law firm from representation if the prior representation is not related to the issue in dispute) or (ii) any other party to the Proceeding (or any party reasonably expected to become a party to the Proceeding) giving rise to a claim for indemnification or advancements hereunder. Notwithstanding the foregoing, however, the term "Special Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the relevant Fund or the Trustee in an action to determine the Trustee's rights pursuant to this Agreement, regardless of when the Trustee's act or failure to act occurred.

Item 12. Indemnification. Each of the Funds severally shall indemnify and hold harmless the Trustee against any and all Expenses actually incurred or paid by the Trustee in any Proceeding in connection with the Trustee's service to the relevant Fund, subject to the provisions of the following sentence and the provisions of Section 3 and paragraph (h) of Section 6 of this Agreement, provided that in any Proceeding initiated by the Trustee, other than one instituted pursuant to Section 6(d) or 6(f), the initiation of the Proceeding by the Trustee was approved in advance by a majority of the Non-Party Trustees. The Trustee shall be indemnified pursuant to this Section 2 against any and all Expenses unless (i) the Trustee is subject to such Expenses by reason of the Trustee's not having acted in good faith in the reasonable belief that his or her action was in the best interests of the Fund or (ii) the Trustee is liable to the Fund or its shareholders by reason of the Trustee's Disabling Conduct, and with respect to each of (i) and (ii), there has been a Final Adjudication in an adjudication on the merits in the relevant Proceeding that the Trustee's conduct fell within (i) or (ii).

Item 13. Advancement of Expenses. Expenses, including counsel fees incurred by the Trustee (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Fund in advance of Final Adjudication of a Proceeding in connection with the Trustee's service to a Fund, upon receipt by the Fund of an undertaking by or on behalf of the Trustee to repay amounts so paid to the Fund if it is ultimately determined that the Trustee is not entitled to indemnification of such Expenses under this Agreement, provided, that (a) the Trustee shall provide security for his or her undertaking, (b) the Fund shall be insured against losses arising by reason of the Trustee's failure to fulfill his or her undertaking (it being understood that the Fund shall not be required to obtain such insurance), or (c) a majority of the Non-Party Trustees (provided that a majority of such Non-Party Trustees then in office act on the matter), or Special Counsel in a written opinion shall determine, based on a review of readily available facts (but not a full trial-type inquiry), that there is reason to believe the Trustee ultimately will be entitled to indemnification.

Item 14. Presumptions. For purposes of the determination or opinion referred to in clause (c) of Section 3 or clauses (y)(i) or (y)(ii) of subsection (h) of
Section 6 of this Agreement, the Non-Party Trustees or Special Counsel, as the case may be, shall be entitled to rely upon a rebuttable presumption that the Trustee has not engaged in Disabling Conduct.

Item 15. Witness Expenses. To the extent the Trustee is, by reason of the Trustee's service to the relevant Fund, a witness for any reason in any Proceeding to which such Trustee is not a party, such Trustee shall be indemnified against any and all Expenses actually incurred by or on behalf of such Trustee in connection therewith.

Item 16. Procedure for Determination of Entitlement to Indemnification and Advancements. A request by the Trustee for indemnification or advancement of Expenses shall be made in writing and shall be accompanied by such relevant documentation and information as is reasonably available to the Trustee. The Secretary of the relevant Fund shall promptly advise the trustees of such Fund of such request.

         Methods of Determination. Upon the Trustee's request for indemnification or advancement of Expenses, a determination with respect to the Trustee's entitlement thereto shall be made in a manner consistent with the terms of this Agreement, unless (in the case of advancements) the relevant Fund and the Trustee shall have received written confirmation in reasonably acceptable form that such Fund is insured against losses arising by reason of any lawful advancements and that the insurer will pay the Expenses of the Trustee in a reasonably prompt manner, in which case no determination shall be required. The Trustee shall cooperate with the person or persons making such determination, including without limitation providing to such person or persons upon reasonable advance request any documentation or information that is not privileged or otherwise protected from disclosure and is reasonably available to the Trustee and reasonably necessary to such determination. Any failure by the Trustee to cooperate with the person or persons making such determination shall extend as necessary and appropriate the period or periods described in paragraph
(c) of this Section 6 regarding determinations deemed to have been made. Any Expenses incurred by the Trustee in so cooperating shall be borne by such Fund, irrespective of the determination as to the Trustee's entitlement to indemnification or advancement of Expenses.

         Special Counsel. If the determination of entitlement to indemnification or advancement of Expenses is to be made by Special Counsel, the Special Counsel shall be selected by a majority of the Non-Party Trustees of the relevant Fund (or, if there are no Non-Party Trustees with respect to the matter in question, by a majority of the Trustees of the Fund who are not

"interested persons" of the Fund, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "Independent Trustees")), and such Fund shall give written notice to the Trustee advising the Trustee of the identity of the Special Counsel selected. The Trustee may, within five (5) days after receipt of such written notice, deliver to such Fund a written objection to such selection. Such objection may be asserted only on the ground that the Special Counsel so selected does not meet the requirements set forth in Section 1 and shall set forth with particularity the factual basis of such assertion. The Non-Party Trustees (or Independent Trustees, as the case may be) of such Fund shall determine the merits of the objection and, in their discretion, either determine that the proposed Special Counsel shall, despite the objection, act as such hereunder or select another Special Counsel who shall act as such hereunder.

         If within fourteen (14) days after submission by the Trustee of a written request for indemnification or advancement of Expenses no such Special Counsel shall have been finally selected as provided in the previous paragraph, then either the relevant Fund or the Trustee may petition an appropriate court of the Commonwealth of Massachusetts or any other court of competent jurisdiction for the appointment as Special Counsel of a person selected by the court or by such other person as the court shall designate, and the person so appointed shall act as Special Counsel.

         The relevant Fund shall pay all reasonable fees and Expenses charged or incurred by Special Counsel in connection with his, her or its determinations pursuant to this Agreement and shall pay all reasonable fees and Expenses incident to the procedures described in this paragraph, regardless of the manner in which such Special Counsel was selected or appointed.

Failure to Make Timely Determination. Subject to paragraph (a) of this Section 6, if the person or persons empowered or selected to determine whether the Trustee is entitled to indemnification or advancement of Expenses (other than determinations that are made or to be made by a court) shall not have made such determination within thirty (30) days after receipt by the relevant Fund of the request therefor, the requisite determination of entitlement to indemnification or advancement of Expenses shall be deemed to have been made, and the Trustee shall be entitled to such indemnification or advancement, absent (i) an intentional misstatement by the Trustee of a material fact, or an intentional omission of a material fact necessary to make the Trustee's statement not materially misleading, in connection with the request for indemnification or advancement of Expenses, (ii) a prohibition of such indemnification or advancements under applicable law or the relevant Fund's declaration of trust or by-laws, (iii) a requirement under the Investment Company Act of 1940, as amended, for insurance or security, which has not been satisfied, or (iv) a subsequent Final Adjudication or, in a matter disposed of without a Final Adjudication, determination pursuant to subsection (h) of Section 6, that the Trustee is not entitled to indemnification under this Agreement; provided, however, that such period may be extended for a reasonable period of time, not to exceed an additional thirty (30) days, if the person or persons making the determination in good faith require such additional time to obtain or evaluate documentation or information relating thereto. Any assertion under clauses (i),
(ii), or (iii) of this Section 6(c) shall be made in writing, specify the basis for the assertion, and be delivered to the Trustee within thirty (30) days after receipt by the relevant Fund of the request for indemnification or advancement of Expenses (or any extension of such period provided under this Section 6(c)). The Trustee shall be entitled to adjudication of such assertion in an appropriate court of the Commonwealth of Massachusetts or any other court of competent jurisdiction.

Payment upon Determination of Entitlement. If a determination is made pursuant to Section 2 or Section 3 (or is deemed to be made pursuant to paragraph (c) of this Section 6 and, in the case of advancement of Expenses, the other conditions are satisfied) that the Trustee is entitled to indemnification or advancement of Expenses, payment of any indemnification amounts or advancements owing to the Trustee shall be made within ten (10) days after such determination (and, in the case of advancements of further Expenses, within ten (10) days after submission of supporting information, including the required undertaking and evidence of any required security). If such payment is not made when due, the Trustee shall be entitled to adjudication of the Trustee's entitlement to such indemnification or advancements in an appropriate court of the Commonwealth of Massachusetts or any other court of competent jurisdiction. The Trustee shall commence any proceeding seeking adjudication within 60 days following the date on which he or she first has the right to commence such proceeding pursuant to this paragraph
(d). In any such proceeding, the relevant Fund shall be bound by the determination that the Trustee is entitled to indemnification or advancements, absent (i) an intentional misstatement by the Trustee of a material fact, or an intentional omission of a material fact necessary to make his or her statement not materially misleading, in connection with the request for indemnification or advancements, (ii) a prohibition of such indemnification or advancements under applicable law or (iii) a requirement under the Investment Company Act of 1940, as amended, for insurance or security, which has not been satisfied.

Appeal of Adverse Determination. If a determination is made that the Trustee is not entitled to indemnification or advancements (other than determinations that are made by a court), the Trustee shall be entitled to adjudication of such matter in an appropriate court of the Commonwealth of Massachusetts or any other court of competent jurisdiction. Alternatively, the Trustee, at his or her option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association. The Trustee shall commence such proceeding or arbitration within 60 days following the date on which the adverse determination is made. Any such judicial proceeding or arbitration shall be conducted in all respects as a de novo trial or arbitration on the merits, and the Trustee shall not be prejudiced by reason of such prior adverse determination.

Expenses of Appeal. If the Trustee seeks arbitration or a judicial adjudication to determine or enforce his or her rights under, or to recover damages for breach of, the indemnification or Expense advancement provisions of this Agreement, the Trustee shall be entitled to recover from the relevant Fund, and shall be indemnified by such Fund against, any and all Expenses actually incurred by the Trustee in such arbitration or judicial adjudication, but only if the Trustee prevails therein. If it shall be determined in such arbitration or judicial adjudication that the Trustee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the expenses incurred by the Trustee in connection with such arbitration or judicial adjudication shall be appropriately prorated.

Validity of Agreement. In any arbitration or judicial proceeding commenced pursuant to this Section 4, the relevant Fund shall be precluded from asserting that the procedures and presumptions set forth in this Agreement are not valid, binding and enforceable against such

Fund and shall stipulate in any such court or before any such arbitrator that such Fund is bound by all the provisions of this Agreement.

Lack of Adjudication. Notwithstanding any provision herein to the contrary, as to any matter disposed of (whether by compromise payment, pursuant to a consent decree or otherwise) without a Final Adjudication in an adjudication on the merits by a court, or by any other body before which the Proceeding was brought, that the Trustee either (a) did not act in good faith in the reasonable belief that the Trustee's action was in the best interests of the Fund or (b) is liable to the Fund or its shareholders by reason of Disabling Conduct, indemnification shall be provided if there has been (x) a determination that the Trustee did not engage in Disabling Conduct by the court or other body approving any settlement or other disposition of the matter or (y) there has been a reasonable determination, based upon a review of readily available facts (but not a full trial-type inquiry), that the Trustee acted in good faith in the reasonable belief that the Trustee's action was in the best interests of the Fund and is not liable to the Fund or its shareholders by reason of Disabling Conduct, by
(i) the vote of a majority of the Non-Party Trustees (provided that a majority of such Non-Party Trustees then in office act on the matter) or (ii) Special Counsel in a written opinion.

Item 17.          General Provisions.

Non-Exclusive Rights. The provisions for indemnification of, and advancement of Expenses to, the Trustee set forth in this Agreement shall not be deemed exclusive of any other rights to which the Trustee may otherwise be entitled, including any other rights to be indemnified or have Expenses advanced by the relevant Fund. The relevant Fund shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that the Trustee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise, if such payment is not recoverable from the Trustee.

Continuation of Provisions. This Agreement shall be binding upon all successors of each Fund, including without limitation any transferee of all or substantially all assets of a Fund and any successor by merger, consolidation or operation of law and shall inure to the benefit of the Trustee's spouse, heirs, assigns, devisees, executors, administrators and legal representatives. The provisions of this Agreement shall continue with respect to a Fund until the later of (i) ten (10) years after the Trustee has ceased to provide any service to such Fund and (ii) the final termination of all Proceedings in respect of which the Trustee has asserted, is entitled to assert or has been granted rights of indemnification or advancement of Expenses hereunder and of any proceeding commenced by the Trustee pursuant to Section 4 relating thereto. No amendment of the applicable declaration of trust or by-laws of a Fund shall limit or eliminate the right of the Trustee to indemnification and advancement of Expenses set forth in this Agreement.

Selection of Counsel. The relevant Fund shall be entitled to assume the defense of any Proceeding for which the Trustee seeks indemnification or advancement of Expenses under this Agreement. However, counsel selected by the Trustee shall conduct the defense of the Trustee to the extent reasonably determined by such counsel to be necessary to protect the interests of the Trustee, and the relevant Fund shall indemnify the Trustee therefor to the extent otherwise permitted under this Agreement, if (i) the Trustee reasonably determines that there may be a conflict in the Proceeding between the positions of the Trustee and the positions of such Fund or the other parties to the Proceeding that are indemnified by such Fund and not represented by separate counsel, or the Trustee otherwise reasonably concludes that representation of both the Trustee, such Fund and such other parties by the same counsel would not be appropriate, or (2) the Proceeding involves the Trustee but neither the relevant Fund nor any such other party who is indemnified by the Fund and the Trustee reasonably withholds consent to being represented by counsel selected by such Fund. If the relevant Fund shall not have elected to assume the defense of any such Proceeding for the Trustee within thirty (30) days after receiving written notice thereof from the Trustee, such Fund shall be deemed to have waived any right it might otherwise have to assume such defense. If the relevant Fund does not assume or conduct the defense of any Proceeding, the Trustee shall not consent to a settlement or any other disposition not involving a Final Adjudication without the prior written consent of the Fund.

D&O Insurance. To the extent any Fund maintains an insurance policy or policies providing liability insurance to its trustees or its trustees who are not "interested persons" of the Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, the Trustee shall be covered by such policy or policies at all times when serving as a member of the Board, in accordance with its or their terms, to the maximum extent of the coverage available for any similarly situated trustee of such Fund. For a period of six
(6) years after the Trustee has ceased to serve as a member of the Board and to the extent insurance as provided in the previous sentence does not continue to cover the Trustee even though he is no longer serving as a member of the Board, such Fund shall purchase and maintain in effect, through "tail" or other appropriate coverage, one or more policies of insurance on behalf of the Trustee to the maximum extent of the coverage provided to then serving trustees of such Fund, unless the purchase of such insurance by the Fund is not permitted by applicable law, including for these purposes any fiduciary duties applicable to the persons then constituting the trustees of such Fund, such insurance is not generally available, or in the reasonable business judgment of the persons then constituting the Board, the premium for such insurance is substantially disproportionate to the amount of coverage afforded.

Subrogation. In the event of any payment by any Fund pursuant to this Agreement, such Fund shall be subrogated to the extent of such payment to all of the rights of recovery of the Trustee, who shall, upon reasonable written request by such Fund and at such Fund's expense, execute all such documents and take all such reasonable actions as are necessary to enable such Fund to enforce such rights. Nothing in this Agreement shall be deemed to diminish or otherwise restrict the right of such Fund or the Trustee to proceed or collect against any insurers or to give such insurers any rights against such Fund under or with respect to this Agreement, including without limitation any right to be subrogated to the Trustee's rights hereunder, unless otherwise expressly agreed to by such Fund in writing, and the obligation of such insurers to such Fund and the Trustee shall not be deemed to be reduced or impaired in any respect by virtue of the provisions of this Agreement.

Notice of Proceedings. The Trustee shall promptly notify the relevant Fund in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding that may be subject to indemnification or advancement of Expenses pursuant to this Agreement, but no delay in providing such notice shall in any way limit or affect the Trustee's rights or the relevant Fund's obligations under this Agreement.

Notices. All notices, requests, demands and other communications to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally (with a written receipt by the addressee) or two (2) days after being sent (i) by certified or registered mail, postage prepaid, return receipt requested or (ii) by nationally recognized overnight courier service to 500 Boylston Street, Boston, MA 02116 (if addressed to a
Fund), the address specified on the signature page of this Agreement (if addressed to the Trustee) or such other address as may have been furnished by such party by notice in accordance with this paragraph.

Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, in whole or in part, for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation each portion of any Section of this Agreement containing any provision that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the remaining provisions of this Agreement shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Modification and Waiver. This Agreement supersedes any existing or prior agreement between the relevant Fund and the Trustee pertaining to the subject matter of indemnification, advancement of Expenses and insurance, other than such Fund's declaration of trust, by-laws and the terms of any liability insurance policies, which shall not be modified or amended by this Agreement. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties or their respective successors or legal representatives; provided, however, that any supplements, modifications or amendments to the declaration of trust, by-laws or the terms of the liability insurance policy or policies of any Fund shall not be deemed to constitute supplements, modifications or amendments to this Agreement. Any waiver by either party of any breach by the other party of any provision contained in this Agreement to be performed by the other party must be in writing and signed by the waiving party or such party's successor or legal representative, and no such waiver shall be deemed a waiver of similar or other provisions at the same or any prior or subsequent time.

Joinder of Funds. In the event that additional funds are created from time to time, Appendix A listing each Fund that is party to this Agreement may be amended to add the additional funds by each applicable fund's execution and delivery to the Trustee of an amended Appendix A. As of the date set forth on the amended Appendix A, the additional fund shall thereafter be deemed a "Fund" for all purposes of this Agreement.

Headings. The headings of the Sections of this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which when taken together shall constitute one document.

Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts without reference to principles of conflict of laws.

WAIVER OF RIGHT TO JURY TRIAL. BY EXECUTING THIS AGREEMENT, THE PARTIES KNOWINGLY AND WILLINGLY WAIVE ANY RIGHT THEY HAVE UNDER APPLICABLE LAW TO A TRIAL BY JURY IN ANY DISPUTE ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE ISSUES RAISED BY THAT DISPUTE.

Miscellaneous. Copies of the declarations of trust of the Funds are on file with the Secretary of the Commonwealth of the Commonwealth of Massachusetts. The obligations of or arising out of this Agreement are not binding upon any of the Trusts' trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Funds in accordance with their proportionate interests hereunder. The assets and liabilities of each of the Funds are separate and distinct, and the obligations of or arising out of this instrument are binding solely upon the assets or property of the respective Funds.



            [The remainder of this page is intentionally left blank]

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on its behalf on the date set forth above.

Each Investment Company listed on           TRUSTEE
Appendix A Attached  Hereto, on Behalf
of itself and each of its
Portfolio Series


____________________________                ____________________________________
Name:   Maria F. Dwyer                      Name:
Title:  President
                                            Address for Notices:

                                   APPENDIX A

                                       TO

                            INDEMNIFICATION AGREEMENT

                                     BETWEEN

                 [TRUSTEE] AND EACH OF THE INVESTMENT COMPANIES

                          DATED AS OF JANUARY 24, 2006


MASSACHUSETTS INVESTORS GROWTH STOCK FUND, a Massachusetts business trust

MASSACHUSETTS INVESTORS TRUST, a Massachusetts business trust

MFS CHARTER INCOME TRUST, a Massachusetts business trust

MFS GOVERNMENT LIMITED MATURITY FUND, a Massachusetts business trust

MFS GOVERNMENT MARKETS INCOME TRUST, a Massachusetts business trust

MFS GOVERNMENT SECURITIES FUND, a Massachusetts business trust

MFS GROWTH OPPORTUNITIES FUND, a Massachusetts business trust

MFS INTERMEDIATE INCOME TRUST, a Massachusetts business trust

MFS MULTIMARKET INCOME TRUST, a Massachusetts business trust

MFS MUNICIPAL INCOME TRUST, a Massachusetts business trust

MFS SPECIAL VALUE TRUST, a Massachusetts business trust

MFS SERIES TRUST I, a Massachusetts business trust, on behalf of each of:
         MFS Cash Reserve Fund
         MFS Core Equity Fund
         MFS Core Growth Fund
         MFS New Discovery Fund
         MFS Research International Fund
         MFS Strategic Growth Fund
         MFS Technology Fund
         MFS Value Fund

MFS SERIES TRUST II, a Massachusetts business trust, on behalf of each of:
         MFS Emerging Growth Fund

MFS SERIES TRUST III, a Massachusetts business trust, on behalf of each of:
         MFS High Income Fund
         MFS High Yield Opportunities Fund
         MFS Municipal High Income Fund

MFS SERIES TRUST IV, a Massachusetts business trust, on behalf of each of:
         MFS Government Money Market Fund
         MFS Mid Cap Growth Fund
         MFS Money Market Fund
         MFS Municipal Bond Fund

MFS SERIES TRUST V, a Massachusetts business trust, on behalf of each of:
         MFS International New Discovery Fund
         MFS Research Fund
         MFS Total Return Fund

MFS SERIES TRUST VI, a Massachusetts business trust, on behalf of each of:
         MFS Global Equity Fund
         MFS Global Total Return Fund
         MFS Utilities Fund

MFS SERIES TRUST VII, a Massachusetts business trust, on behalf of:
         MFS Capital Opportunities Fund

MFS SERIES TRUST VIII, a Massachusetts business trust, on behalf of each of:
         MFS Global Growth Fund
         MFS Strategic Income Fund

MFS SERIES TRUST IX, a Massachusetts business trust, on behalf of each of:
         MFS Bond Fund
         MFS Inflation-Adjusted Bond Fund
         MFS Intermediate Investment Grade Bond Fund
         MFS Limited Maturity Fund
         MFS Municipal Limited Maturity Fund
         MFS Research Bond Fund
         MFS Research Bond Fund J

MFS SERIES TRUST X, a Massachusetts business trust, on behalf of each of:
         MFS Aggressive Growth Allocation Fund
         MFS Conservative Allocation Fund
         MFS Emerging Markets Debt Fund
         MFS Emerging Markets Equity Fund
         MFS Floating Rate High Income Fund

         MFS Growth Allocation Fund
         MFS International Diversification Fund
         MFS International Growth Fund
         MFS International Value Fund
         MFS Moderate Allocation Fund
         MFS New Endeavor Fund
         MFS Strategic Value Fund

MFS SERIES TRUST XI, a Massachusetts business trust, on behalf of each of:
         MFS Mid Cap Value Fund
         MFS Union Standard Equity Fund

MFS SERIES TRUST XII, a Massachusetts business trust, on behalf of each of MFS Lifetime Retirement Income Fund
         MFS Lifetime 2010 Fund
         MFS Lifetime 2020 Fund
         MFS Lifetime 2030 Fund
         MFS Lifetime 2040 Fund

MFS MUNICIPAL SERIES TRUST, a Massachusetts business trust, on behalf of each of:
         MFS Alabama Municipal Bond Fund
         MFS Arkansas Municipal Bond Fund
         MFS California Municipal Bond Fund
         MFS Florida Municipal Bond Fund
         MFS Georgia Municipal Bond Fund
         MFS Maryland Municipal Bond Fund
         MFS Massachusetts Municipal Bond Fund
         MFS Mississippi Municipal Bond Fund
         MFS Municipal Income Fund
         MFS New York Municipal Bond Fund
         MFS North Carolina Municipal Bond Fund
         MFS Pennsylvania Municipal Bond Fund
         MFS South Carolina Municipal Bond Fund
         MFS Tennessee Municipal Bond Fund
         MFS Virginia Municipal Bond Fund
         MFS West Virginia Municipal Bond Fund

MFS VARIABLE INSURANCE TRUST, a Massachusetts business trust, on behalf of each of:
         MFS Capital Opportunities Series
         MFS Emerging Growth Series
         MFS Global Equity Series
         MFS High Income Series
         MFS Investors Growth Stock Series
         MFS Investors Trust Series
         MFS Mid Cap Growth Series
         MFS Money Market Series

         MFS New Discovery Series
         MFS Research Bond Series
         MFS Research International Series
         MFS Research Series
         MFS Strategic Income Series
         MFS Total Return Series
         MFS Utilities Series
         MFS Value Series

MFS INSTITUTIONAL TRUST, a Massachusetts business trust, on behalf of each of:
         MFS Institutional International Equity Fund
         MFS Institutional International Research Equity Fund
         MFS Institutional Large Cap Growth Fund
         MFS Institutional Large Cap Value Fund


            [The remainder of this page is intentionally left blank]